     As filed with the Securities and Exchange Commission on March 1, 2002

                                                     Registration No. 333-83084
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               -----------------

                                AMENDMENT NO. 1


                                      TO

                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               -----------------
                     P.A.M. TRANSPORTATION SERVICES, INC.
            (Exact name of registrant as specified in its charter)
                               -----------------
                      Delaware                 71-0633135
                   (State or other            (IRS Employer
                   jurisdiction of       Identification Number)
                  incorporation or
                    organization)
                               -----------------
                               Highway 412 West
                           Tontitown, Arkansas 72770
                                (479) 361-9111
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               -----------------
                               ROBERT W. WEAVER
                     President and Chief Executive Officer
                     P.A.M. Transportation Services, Inc.
                               Highway 412 West
                           Tontitown, Arkansas 72770
                                (479) 361-9111
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                               -----------------
                             Copies Requested to:
                MARLON F. STARR, ESQ.    C. DOUGLAS BUFORD, JR.,
                  Smith, Gambrell &               ESQ.
                    Russell, LLP            Wright, Lindsey &
               1230 Peachtree Street,         Jennings LLP
                  N.E., Suite 3100      200 West Capitol Avenue,
                  Atlanta, Georgia             Suite 2200
                     30309-3592           Little Rock, Arkansas
                   (404) 815-3500                 72201
                (404) 685-7053 (fax)         (501) 371-0909
                                          (501) 376-9442 (fax)
                               -----------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415, check the following box. [_]
   If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]



   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
================================================================================

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any jurisdiction where such an offer or sale is not permitted.



                  Subject to Completion, dated March 1, 2002


PROSPECTUS

                               3,475,000 Shares




                                 [LOGO] P.A.M.
                         TRANSPORTATION SERVICES, INC.



                                 Common Stock

                               -----------------

   We are selling 2,100,000 shares of our common stock. The selling stockholders identified in this prospectus are selling an additional 1,375,000 shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders. Our common stock is traded on the Nasdaq National Market under the symbol "PTSI."


   On February 28, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $20.00.



    You should consider the risks we have described in "Risk Factors" beginning on page 4 before buying shares of our common stock.


                               -----------------

                                                               Per
                                                              Share Total
                                                              ----- -----
       Public offering price.................................   $     $
       Underwriting discount.................................   $     $
       Proceeds, before expenses, to us......................   $     $
       Proceeds, before expenses, to the selling stockholders   $     $

   The underwriters may purchase up to an additional 521,250 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   The underwriters expect to deliver the shares to purchasers on or before , 2002.

                               -----------------

Stephens Inc.
                       BB&T Capital Markets
                                                      A.G. Edwards & Sons, Inc.

              The date of this prospectus is              , 2002.

                               TABLE OF CONTENTS


                                                                                      Page
                                                                                      ----
Prospectus Summary...................................................................   1
Risk Factors.........................................................................   4
Disclosure Regarding Forward-Looking Statements......................................   7
Use of Proceeds......................................................................   8
Dividend Policy......................................................................   8
Common Stock Price Range.............................................................   8
Capitalization.......................................................................   9
Selected Consolidated Financial and Operating Data...................................  10
Management's Discussion and Analysis of Financial Condition and Results of Operations  12
Business.............................................................................  18
Management...........................................................................  23
Principal and Selling Stockholders...................................................  24
Description of Capital Stock.........................................................  25
Shares Eligible for Future Sale......................................................  27
Underwriting.........................................................................  28
Legal Matters........................................................................  30
Experts..............................................................................  30
Where You Can Find More Information..................................................  30
Index to Consolidated Financial Statements........................................... F-1


                               -----------------

   You should rely only on the information contained in or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. You should not rely on any information provided by anyone that is different or inconsistent. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus and the documents incorporated by reference is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

                              PROSPECTUS SUMMARY


   This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it may not contain all of the information that is important to you. We recommend that you read carefully this entire prospectus, especially the section entitled "Where You Can Find More Information" on page 30 and the section entitled "Risk Factors" beginning on page 4, as well as the documents incorporated by reference in this prospectus, before making a decision to invest in our common stock.


   As used in this prospectus, the terms "P.A.M.," the "company," "we," "our" or "us" mean P.A.M. Transportation Services, Inc. and its subsidiaries.

   Unless otherwise stated in this prospectus, we have assumed throughout this prospectus that the underwriters' over-allotment option is not exercised.

Our Business

   We are a leading truckload dry van carrier transporting general commodities throughout the continental United States, as well as in the Canadian provinces of Ontario and Quebec. We also provide transportation services in Mexico through our gateways in Laredo and El Paso, Texas under agreements with Mexican carriers.

   Through our executive officers, who together have over 50 years experience managing our company, we focus on providing a high level of service and on becoming a preferred provider, or "core carrier," for our customers, while strictly controlling costs. As a result, we have consistently had one of the lowest operating ratios among publicly held truckload carriers.

   Our business strategy is designed to achieve long-term profitable growth. Since 1996, we have achieved substantial growth in revenues and net income. We increased our operating revenues at a compound annual growth rate of 14.8%, from $113.0 million in 1996 to $225.8 million in 2001. During the same period, we increased our net income at a compound annual growth rate of 24.9%, from $3.3 million to $10.1 million. The key elements of our strategy for achieving long-term profitable growth include:

   Maintaining Dedicated Fleets and High Density Lanes. We continually strive to maximize utilization and increase revenue per tractor while minimizing our time and empty miles between loads. In this regard, we seek to provide dedicated equipment to our customers where possible and to concentrate our equipment in defined regions and disciplined traffic lanes. Dedicated fleets and high density lanes enable us to:

  .  maintain consistent equipment capacity;

  . provide a high level of service to our customers, including time-sensitive delivery schedules;

  .  attract and retain drivers; and

  .  maintain a sound safety record as drivers travel familiar routes.


During 2001, approximately 61% of our operating revenues were generated through dedicated equipment and we maintained an empty mile factor of 5.5%, figures which we believe are among the best among publicly traded truckload carriers.


   Providing Superior and Flexible Customer Service. We believe our service-oriented operation provides a base for long-term customer retention and sources of recurring revenue. In addition, we believe that as consolidation continues to be a trend in our industry, shippers will seek higher quality providers. Our wide range of services includes dedicated fleet services, just-in-time delivery, two-man driving teams, cross-docking and consolidation programs, specialized trailers, and Internet-based customer access to delivery status. These services combined with a decentralized regional operating strategy allow us to quickly and reliably respond to the diverse needs of our customers, and provide an advantage in securing new business. We also maintain ISO 9002 certification, which is required by many of our larger customers to ensure that their truckload carriers operate in accordance with approved quality assurance standards.


   Employing Stringent Cost Controls. We believe that we operate with the lowest cost per mile among publicly held truckload carriers. We focus intently on controlling our costs while not sacrificing customer service. We maintain this balance by scrutinizing all expenditures, minimizing non-driver personnel (we had a driver to non-driver personnel ratio of 5.2:1 at December 31, 2001), operating a late-model fleet of tractors and trailers to minimize maintenance costs and enhance fuel efficiency, and adopting new technology only when proven and cost justified.



   Making Strategic Acquisitions. We continually evaluate strategic acquisition opportunities, focusing on those that complement our existing business or that could profitably expand our business or services. Since 1995, approximately 48% of our revenue growth has been attributable to acquisitions, while approximately 52% has been attributable to internal growth. We believe economic trends are driving further consolidation in our industry. We have successfully integrated three acquisitions since 1995. Our operational integration strategy is to centralize administrative functions of acquired business at our headquarters, while maintaining the localized operations of acquired businesses. We believe that allowing acquired businesses to continue to operate under their pre-acquisition names and in their original regions allows such businesses to maintain driver loyalty and customer relationships.



Recent Development



   On January 18, 2002, we announced that we had entered into a non-binding letter of intent to purchase for cash certain assets of East Coast Transport, Inc., a freight brokerage operation based in Paulsboro, New Jersey. East Coast has represented to us that, for the year ended December 31, 2001, it had revenues of approximately $32 million. Consummation of the transaction is subject to satisfactory completion of a due diligence investigation, negotiation of a definitive agreement, and receipt of various regulatory approvals.


   Our principal executive offices are located at Highway 412 West, Tontitown, Arkansas 72770, and our telephone number is (479) 361-9111. Information contained on our web site does not form a part of this prospectus.


                                              The Offering

Common stock being offered by us.................
                                                  2,100,000 shares

Common stock being offered by the selling
 stockholders....................................
                                                  1,375,000 shares

Common stock to be outstanding after the offering
                                                  10,726,957 shares (1)

Use of proceeds..................................
                                                  We estimate that our net proceeds from the shares of
                                                  common stock we sell in this offering, after deducting
                                                  underwriting discounts and other estimated expenses,
                                                  will be approximately $39.6 million. We intend to use
                                                  these net proceeds to repay indebtedness. We will not
                                                  receive any proceeds from the sale of shares sold by
                                                  the selling stockholders.

Nasdaq National Market symbol....................
                                                  PTSI

--------

(1) Based on 8,626,957 shares outstanding as of February 15, 2002. This number does not include 88,000 shares of common stock issuable upon the exercise of stock options outstanding on February 15, 2002.

                      Summary Consolidated Financial Data


   The summary consolidated financial data as of and for the fiscal years ended December 31, 1997 through December 31, 2001 are derived from our audited consolidated financial statements. You should also read the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus and our financial statements.



                                                  Year Ended December 31,
                                   ----------------------------------------------------
                                     1997      1998       1999       2000       2001
                                   --------  --------  ----------  --------  ----------
                                    (in thousands, except per share amounts and ratios)
Statement of Operations Data:
Operating revenues................ $127,211  $143,164  $  207,381  $205,245   $225,794
Operating expenses................  113,596   126,104     182,926   185,845    204,525
                                   --------  --------  ----------  --------   --------
Operating income..................   13,615    17,060      24,455    19,400     21,269
Interest expense..................   (3,423)   (3,830)     (5,650)   (5,048)    (4,477)
Income before income taxes........   10,192    13,231      18,805    14,352     16,792
Income taxes......................    3,892     5,158       7,536     5,694      6,721
Net income........................ $  6,300  $  8,073  $   11,269  $  8,658   $ 10,071
                                   ========  ========  ==========  ========   ========
Earnings per common share:
   Basic.......................... $   0.77  $   0.97  $     1.34  $   1.02   $   1.18
                                   ========  ========  ==========  ========   ========
   Diluted........................ $   0.76  $   0.96  $     1.33  $   1.02   $   1.18
                                   ========  ========  ==========  ========   ========
Average common shares outstanding:
   Basic..........................    8,192     8,306       8,393     8,455      8,522
   Diluted........................    8,290     8,444       8,488     8,518      8,550

Other Financial Data:
Operating ratio(1)................     89.3%     88.1%       88.2%     90.5%      90.6%
Return on equity(2)...............     21.2%     21.6%       23.8%     15.0%      14.9%
EBITDA(3)......................... $ 27,050  $ 31,503  $   43,274  $ 38,337   $ 41,700
Capital expenditures, net.........   16,541    38,273      38,812    17,890     36,979

                                                                     December 31, 2001
                                                                   --------------------
                                                                                 As
                                                                    Actual   Adjusted(4)
                                                                   --------  -----------
                                                                      (in thousands)
Balance Sheet Data:
Total assets.....................................................  $182,516   $182,516
Long-term debt, including current portion........................    64,715     25,100
Stockholders' equity.............................................    72,597    112,212

--------
(1) Operating ratio is defined as total operating expenses as a percentage of total operating revenues.

(2) Return on equity is defined as net income divided by average stockholders' equity.

(3) EBITDA is defined as operating income plus depreciation and amortization. We have included data with respect to EBITDA because it is commonly used as a measurement of financial performance by investors to analyze and compare companies on the basis of operating performance. EBITDA is not a measure of financial performance under generally accepted accounting principles (GAAP) and should not be considered an alternative to operating income, as determined in accordance with GAAP, as an indicator of our operating performance, or to cash flows from operating activities, as determined in accordance with GAAP, as a measurement of our liquidity.

(4) Gives effect to our sale of 2,100,000 shares of common stock at an assumed offering price of $20.00 per share and our application of the net proceeds as described in the "Use of Proceeds" section of this prospectus.

                                 RISK FACTORS

   An investment in our common stock involves risks. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, including the financial statements and notes thereto, and the documents incorporated by reference in this prospectus, before buying shares of our common stock.

Our business is subject to general economic and business factors that are largely out of our control, any of which could have a material adverse effect on our operating results.


   Our business is dependent upon a number of factors that may have a material adverse effect on the results of our operations, many of which are beyond our control. These factors include significant increases or rapid fluctuations in fuel prices (which affected our operating performance in 2000 and 2001), excess capacity in the trucking industry, surpluses in the market for used equipment, interest rates, fuel taxes, license and registration fees, insurance premiums, self-insurance levels, and difficulty in attracting and retaining qualified drivers and independent contractors.


   We are also affected by recessionary economic cycles and downturns in customers' business cycles, particularly in market segments and industries, such as the automotive industry, where we have a significant concentration of customers. Economic conditions may adversely affect our customers and their ability to pay for our services. It is not possible to predict the medium- or long-term effects of the September 11, 2001 terrorist attacks and subsequent events on the economy or on customer confidence in the United States, or the impact, if any, on our future results of operations.

We operate in a highly competitive and fragmented industry, and our business may suffer if we are unable to adequately address downward pricing pressures and other factors that may adversely affect our ability to compete with other carriers.

   Numerous competitive factors could impair our ability to maintain our current profitability. These factors include the following:

  . we compete with many other truckload carriers of varying sizes and, to a lesser extent, with less-than-truckload carriers and railroads, some of which have more equipment and greater capital resources than we do;

  . some of our competitors periodically reduce their freight rates to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase freight rates, maintain our margins or maintain significant growth in our business;

  . many customers reduce the number of carriers they use by selecting so-called "core carriers" as approved service providers, and in some instances we may not be selected;

  . many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress freight rates or result in the loss of some of our business to competitors;

  . the trend toward consolidation in the trucking industry may create other large carriers with greater financial resources and other competitive advantages relating to their size and with whom we may have difficulty competing;

  . advances in technology require increased investments to remain competitive, and our customers may not be willing to accept higher freight rates to cover the cost of these investments;

  . competition from Internet-based and other logistics and freight brokerage companies may adversely affect our customer relationships and freight rates; and

  . economies of scale that may be passed on to smaller carriers by procurement aggregation providers may improve their ability to compete with us.

We are highly dependent on our major customers, the loss of one or more of which could have a material adverse effect on our business.

   A significant portion of our revenue is generated from our major customers. For 2001, our top five customers, based on revenue, accounted for approximately 59% of our revenue, and our largest customer, General Motors Corporation, accounted for approximately 40% of our revenue. We also provide transportation services to other manufacturers who are suppliers for automobile manufacturers. As a result, concentration of our business within the automobile industry is greater than the concentration in a single customer. Approximately 55% of our revenues for 2001 were derived from transportation services provided to the automobile industry.


   Generally, we do not have long-term contractual relationships with our major customers, and we cannot assure you that our customer relationships will continue as presently in effect. A reduction in or termination of our services by our major customers could have a material adverse effect on our business and operating results.


We may be unable to successfully integrate businesses we acquire into our operations.

   Integrating businesses we acquire may involve unanticipated delays, costs or other operational or financial problems. Successful integration of the businesses we acquire depends on a number of factors, including our ability to transition acquired companies to our management information systems. In integrating businesses we acquire, we may not achieve expected economies of scale or profitability or realize sufficient revenues to justify our investment. We also face the risk that an unexpected problem at one of the companies we acquire will require substantial time and attention from senior management, diverting management's attention from other aspects of our business. We cannot be certain that our management and operational controls will be able to support us as we grow.

Ongoing insurance and claims expenses could significantly reduce our earnings.


   After several years of aggressive pricing, insurance carriers have begun to raise premiums for most trucking companies. We experienced an increase of $1.0 million in insurance premiums for 2002 and could experience an additional increase in our insurance and claims expense after our current coverage expires in December 2002. If these expenses increase, and we are unable to offset the increase with higher freight rates, our earnings could be materially and adversely affected.


Difficulty in attracting drivers could affect our profitability and ability to grow.

   Periodically, the transportation industry experiences difficulty in attracting and retaining qualified drivers, including independent contractors, resulting in intense competition for drivers. We have from time to time experienced under-utilization and increased expenses due to a shortage of qualified drivers. If we are unable to continue to attract drivers and contract with independent contractors, we could be required to adjust our driver compensation package or let trucks sit idle, which could adversely affect our growth and profitability.

If we are unable to retain our key employees, our business, financial condition and results of operations could be harmed.

   We are highly dependent upon the services of the following key employees:
Robert W. Weaver, our President and Chief Executive Officer; W. Clif Lawson, our Executive Vice President and Chief Operating Officer; and Larry J. Goddard, our Vice President and Chief Financial Officer. We do not maintain key-man life insurance on any of these executives. The loss of any of their services could have a material adverse effect on our operations and future profitability. We must continue to develop and retain a core group of managers if we are to realize our goal of expanding our operations and continuing our growth. We cannot assure you that we will be able to do so.

Matthew T. Moroun, one of our directors and our largest stockholder, will continue to control a large portion of our stock following this offering and will continue to have significant influence over us, including the outcome of key transactions, such as a change of control.


   Matthew T. Moroun beneficially owns 65.3% of our outstanding common stock before this offering and will beneficially own 41.4% of our outstanding common stock after this offering. Accordingly, he will continue to have significant influence over decisions requiring stockholder approval, including election of our board of directors, the adoption or extension of anti-takeover provisions, mergers, and other business combinations. This concentration of ownership could limit the price that some investors might be willing to pay in the future for shares of our common stock, and could have the effect of making it more difficult, preventing or delaying a change of control of P.A.M., which other stockholders may favor. In addition, Mr. Moroun may resell these shares pursuant to Rule 144 of the Securities Act. Sales of a large number of these shares could depress our stock price.


Increased prices for new revenue equipment and decreases in the value of used revenue equipment may adversely affect our earnings and cash flows.

   In the past, we have acquired new tractors and trailers at favorable prices and traded or disposed of them at prices significantly higher than current market values. There is currently a large supply of used tractors and trailers on the market, which has depressed the market value of used equipment to levels significantly below the values we historically received. In addition, some manufacturers have communicated their intention to raise the prices of new equipment. If either or both of these events occur, we may increase our depreciation expense or recognize less gain (or a loss) on the disposition of our tractors and trailers. This could adversely affect our earnings and cash flows.

We have significant ongoing capital requirements that could affect our profitability if we are unable to generate sufficient cash from operations.

   The trucking industry is very capital intensive. If we are unable to generate sufficient cash from operations in the future, we may have to limit our growth, enter into financing arrangements, or operate our revenue equipment for longer periods, any of which could have a material adverse affect on our profitability.

Our stock price is volatile, which could cause you to lose a significant portion of your investment.

   The market price of our common stock could be subject to significant fluctuations in response to certain factors, such as variations in our anticipated or actual results of operations, the operating results of other companies in the transportation industry, changes in conditions affecting the economy generally, including incidents of terrorism, analyst reports, general trends in the industry, sales of common stock by insiders, as well as other factors unrelated to our operating results. Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares.

Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.

   We are subject to various environmental laws and regulations dealing with the handling of hazardous materials, underground fuel storage tanks, and discharge and retention of stormwater. We operate in industrial areas, where truck terminals and other industrial activities are located, and where groundwater or other forms of environmental contamination could occur. We also maintain bulk fuel storage and fuel islands at three of our facilities. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. If we are involved in a spill or other accident involving hazardous substances, or if we are found to be in violation of applicable laws or regulations, it could have a materially adverse effect on our business and operating results. If we should fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future regulations could have a material adverse effect on our business.

   The U.S. Department of Transportation and various state agencies exercise broad powers over our business, generally governing such activities as authorization to engage in motor carrier operations, safety, and financial reporting. We may also become subject to new or more restrictive regulations relating to fuel emissions, drivers' hours in service, and ergonomics. Compliance with such regulations could substantially impair equipment productivity and increase our operating expenses.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements, including statements about our operating and growth strategies, our expected financial position and operating results, industry trends, our capital expenditure and financing plans and similar matters. Such forward-looking statements are found under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Business--Business Strategy," "Business--Industry" and "Business--Revenue Equipment." In those and other portions of this prospectus, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "project" and similar expressions, as they relate to us, our management, and our industry are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. Actual results may differ materially. Some of the risks, uncertainties and assumptions about P.A.M. that may cause actual results to differ from these forward-looking statements are described above in "Risk Factors" and below in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   All forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by this cautionary statement.

   We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus might not transpire.

                                USE OF PROCEEDS


   We estimate that the net proceeds to us in this offering, after deducting underwriting discounts and other estimated expenses, will be approximately $39.6 million (assuming a public offering price of $20.00 per share). We expect to use $31.0 million of our net proceeds to repay installment notes we previously entered into for purchases of tractors and trailers and approximately $8.6 million to reduce indebtedness outstanding under a revolving line of credit with a bank.



   Installment Notes. As of February 15, 2002, we had approximately $31.0 million of indebtedness outstanding under various installment notes we previously entered into in connection with purchases of tractors and trailers. These installment notes have terms ranging from 36 to 48 months with various maturity dates through March 1, 2005. The installment notes bear interest at rates ranging from 5.75% to 7.63%, with a weighted average interest rate of 6.32% at December 31, 2001.


   Revolving Line of Credit. We maintain two revolving lines of credit with separate financial institutions (Line A and Line B), each providing for maximum borrowings of $20.0 million. Line B is fully utilized, with $20.0 million outstanding. Line A had $14.4 million outstanding at February 15, 2002. We intend to use any net proceeds remaining after repayment of the installment notes to reduce indebtedness outstanding under Line A. Funds borrowed under Line A are secured by our accounts receivable and are subject to borrowing limitations. Amounts outstanding under Line A bear interest at LIBOR (as of the first day of each month) plus 1.40%. Amounts borrowed may be repaid and borrowed over the life of the revolving line of credit, subject to the borrowing restrictions, with a final maturity date of May 31, 2003.

   We will not receive any proceeds from the sale of common stock by the selling stockholders.

                                DIVIDEND POLICY

   We have not paid any dividends on our common stock to date and we do not anticipate paying any dividends in the foreseeable future. We currently intend to retain all of our earnings, if any, for use in the expansion and development of our business.

                           COMMON STOCK PRICE RANGE

   Our common stock is listed on the Nasdaq National Market under the symbol "PTSI." The table below shows the range of reported sale prices on the Nasdaq National Market for the periods indicated.


                                                        Common Stock
                                                            Price
                                                        -------------
                                                         High   Low
          -                                             ------ ------
          Year ending December 31, 2002
             First Quarter (through February 28, 2002). $20.54 $12.75
          Year ended December 31, 2001
             Fourth Quarter............................ $12.85 $ 8.60
             Third Quarter.............................  12.00   9.10
             Second Quarter............................  10.00   5.88
             First Quarter.............................   9.84   7.00
          Year ended December 31, 2000
             Fourth Quarter............................ $10.00 $ 7.63
             Third Quarter.............................  10.63   8.25
             Second Quarter............................  11.00   8.00
             First Quarter.............................  11.44   8.50



   On February 28, 2002, the last reported sale price for our common stock was $20.00 per share. As of February 7, 2002, there were approximately 260 holders of record of our common stock.

                                CAPITALIZATION


   The following table sets forth our capitalization as of December 31, 2001 on:


  .  an actual basis; and

  .  an adjusted basis, giving effect to:


    . our sale of 2,100,000 shares of our common stock in this offering, at an assumed public offering price of $20.00 per share, after deducting underwriting discounts and estimated offering expenses, and



    . our repayment of approximately $31.0 million of installment debt previously incurred for equipment purchases and approximately $8.6 million of indebtedness under a bank line of credit with the net proceeds from this offering.



   The information regarding stockholders' equity in the table below does not include 105,000 shares issuable upon the exercise of options granted by us outstanding on December 31, 2001. The following table should be read together with the financial statements and the related notes included elsewhere in this prospectus.



                                                                                       December 31, 2001
                                                                                      -------------------
                                                                                                    As
                                                                                       Actual    Adjusted
                                                                                      --------  ---------
                                                                                         (in thousands)
Current portion of long-term debt.................................................... $ 17,692         --
                                                                                      ========  =========
Long-term debt, less current portion................................................. $ 47,023  $  25,100
Stockholders' equity:
 Common stock, $0.01 par value: 20,000,000 shares authorized; 8,611,957 shares issued
   and outstanding; 10,711,957 shares issued and outstanding, as adjusted............       86        107
 Preferred stock, $0.01 par value: 10,000,000 shares authorized; no shares issued and
   outstanding.......................................................................       --         --
 Additional paid-in capital..........................................................   20,461     60,055
 Accumulated other comprehensive income (loss).......................................     (508)      (508)
 Retained earnings...................................................................   52,558     52,558
                                                                                      --------  ---------
Total stockholders' equity...........................................................   72,597    112,212
                                                                                      --------  ---------
Total capitalization................................................................. $119,620  $ 137,312
                                                                                      ========  =========

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA


   The selected consolidated financial and operating data as of and for the fiscal years ended December 31, 1997 through December 31, 2001 are derived from our audited consolidated financial statements. Since the information presented below is only a summary and does not provide all of the information in our financial statements, including the related notes, you should read the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus and our financial statements.



                                                           Year Ended December 31,
                                             --------------------------------------------------
                                               1997       1998      1999      2000      2001
                                             --------   --------  --------  --------  --------
                                             (in thousands, except per share amounts and ratios
Statement of Operations Data:
Operating revenues.......................... $127,211   $143,164  $207,381  $205,245  $225,794
Operating expenses:
 Salaries, wages and benefits...............   57,662     65,169    90,248    90,680   100,359
 Operating supplies.........................   24,666     26,511    35,246    37,728    43,289
 Rent and purchased transportation..........    1,655      1,082    13,309    12,542    10,526
 Depreciation and amortization..............   12,995     14,003    18,392    18,806    20,300
 Operating taxes and licenses...............    7,581      8,388    11,334    11,140    11,936
 Insurance and claims.......................    5,571      6,069     7,945     8,674    10,202
 Communications and utilities...............    1,001      1,583     2,365     2,234     2,320
 Other(1)...................................    2,394      3,131     4,388     3,756     4,707
 (Gain) loss on sale or disposal of property       71        168      (301)      285       886
                                             --------   --------  --------  --------  --------
Total operating expenses....................  113,596    126,104   182,926   185,845   204,525
                                             --------   --------  --------  --------  --------
Operating income............................   13,615     17,060    24,455    19,400    21,269
Interest expense............................   (3,423)    (3,830)   (5,650)   (5,048)   (4,477)
Other.......................................       --          1        --        --        --
                                             --------   --------  --------  --------  --------
Income before income taxes..................   10,192     13,231    18,805    14,352    16,792
Income taxes................................    3,892      5,158     7,536     5,694     6,721
                                             --------   --------  --------  --------  --------
Net income.................................. $  6,300   $  8,073  $ 11,269  $  8,658  $ 10,071
                                             ========   ========  ========  ========  ========
Earnings per common share:..................
 Basic...................................... $   0.77   $   0.97  $   1.34  $   1.02  $   1.18
                                             ========   ========  ========  ========  ========
 Diluted.................................... $   0.76   $   0.96  $   1.33  $   1.02  $   1.18
                                             ========   ========  ========  ========  ========
Average common shares outstanding--Basic....    8,192      8,306     8,393     8,455     8,522
Average common shares outstanding--Diluted..    8,290      8,444     8,488     8,518     8,550

Other Financial Data:
Operating ratio(2)..........................     89.3%      88.1%     88.2%     90.5%     90.6%
Return on equity(3).........................     21.2%      21.6%     23.8%     15.0%     14.9%
EBITDA(4)................................... $ 27,050   $ 31,503  $ 43,274  $ 38,337  $ 41,700
Capital expenditures, net...................   16,541     38,273    38,812    17,890    36,979


Footnotes on following page

                                                       Year Ended December 31,
                                          ------------------------------------------------
                                            1997      1998      1999      2000      2001
                                          --------  --------  --------  --------  --------
Operating Data:
Average number of truckloads per week....    2,874     3,425     4,885     5,169     5,399
Average miles per trip...................      786       767       734       713       769
Average miles per tractor................  125,404   125,569   128,966   128,936   131,554
Average revenue per tractor per day...... $    539  $    543  $    570  $    579  $    591
Average revenue per loaded mile.......... $   1.17  $   1.15  $   1.18  $   1.18  $   1.17
Empty mile factor........................      5.8%      5.5%      5.4%      5.6%      5.5%

At end of period:
Total company-owned/leased tractors(5)...      975     1,127     1,468     1,413     1,660
Average age of all tractors (in years)...     1.94      1.74      1.64      1.72      1.81
Total trailers(6)........................    2,678     2,784     3,846     3,759     3,932
Average age of trailers (in years).......     2.85      3.31      3.97      4.66      5.31
Number of employees......................    1,446     1,656     1,899     2,154     2,424
Ratio of drivers to non-driver personnel.    4.7:1     5.1:1     4.0:1     5.1:1     5.2:1

                                                           At December 31,
                                          ------------------------------------------------
                                            1997      1998      1999      2000      2001
                                          --------  --------  --------  --------  --------
                                                           (in thousands)

Balance Sheet Data:
Total assets............................. $100,688  $126,471  $168,961  $164,518  $182,516
Long-term debt, including current portion   43,770    58,178    77,888    59,826    64,715
Stockholders' equity.....................   33,162    41,457    53,365    62,210    72,597

--------

(1) Includes amortization of non-competition agreements in the amounts of $440,000, $440,000, $427,000, $131,000 and $131,000 for the years 1997 through 2001, respectively.

(2) Operating ratio is defined as total operating expenses as a percentage of total operating revenues.

(3) Return on equity is defined as net income divided by average stockholders' equity.

(4) EBITDA is defined as operating income plus depreciation and amortization. We have included data with respect to EBITDA because it is commonly used as a measurement of financial performance by investors to analyze and compare companies on the basis of operating performance. EBITDA is not a measure of financial performance under generally accepted accounting principles (GAAP) and should not be considered an alternative to operating income, as determined in accordance with GAAP, as an indicator of our operating performance, or to cash flows from operating activities, as determined in accordance with GAAP, as a measurement of our liquidity.

(5) For years 1997 through 2001, includes 94, 94, 148, 117 and 135 owner-operator tractors, respectively.


(6) For the years 1997 through 1999, includes 66, 46 and 21 trailers leased from an affiliate of our majority stockholder.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

   The following discussion and analysis should be read in conjunction with the accompanying financial statements and related notes included elsewhere and incorporated by reference in this prospectus. The "Liquidity and Capital Resources" section below contains forward-looking information. Our actual results may differ significantly from the results suggested by these forward-looking statements. Some factors that may cause our results to differ from these statements are described in the "Risk Factors" section of this prospectus.

Results of Operations

   The following table sets forth the percentage relationship of revenue and expense items to operating revenues for the periods indicated.


                                                       Year Ended December 31,
                                                       ----------------------
                                                        1999      2000   2001
                                                       -----     -----  -----
     Operating revenues............................... 100.0%    100.0% 100.0%
     Operating expenses:
        Salaries, wages and benefits..................  43.5      44.2   44.4
        Operating supplies............................  17.0      18.4   19.2
        Rent and purchased transportation.............   6.4       6.1    4.7
        Depreciation and amortization.................   8.9       9.2    9.0
        Operating taxes and licenses..................   5.5       5.4    5.3
        Insurance and claims..........................   3.8       4.2    4.5
        Communications and utilities..................   1.1       1.1    1.0
        Other.........................................   2.1       1.8    2.1
        (Gain) loss on sale or disposal of property...  (0.1)      0.1    0.4
                                                       -----     -----  -----
     Total operating expenses.........................  88.2      90.5   90.6
                                                       -----     -----  -----
     Operating income.................................  11.8       9.5    9.4
     Interest expense.................................  (2.7)     (2.5)  (2.0)
                                                       -----     -----  -----
     Income before income taxes.......................   9.1       7.0    7.4
     Federal and state income taxes...................   3.6       2.8    3.0
                                                       -----     -----  -----
     Net income.......................................   5.5%      4.2%   4.4%
                                                       =====     =====  =====



2001 Compared to 2000



   For the year ended December 31, 2001, our revenues were $226.0 million as compared to $205.2 million for the year ended December 31, 2000. The increase relates primarily to an increase in the average number of tractors, from 1,423 in 2000 to 1,553 in 2001, and an increase in our utilization (revenue per tractor per work day), which increased 2.1%, from $579 in 2000 to $591 in 2001.



   Operating supplies and expenses increased from 18.4% of revenues in 2000 to 19.2% of revenues in 2001. The increase relates to an increase in fuel costs of 0.3% of revenues, net of a fuel surcharge passed to customers, and an increase of 0.5% of revenues in equipment repair costs.



   Rent and purchased transportation decreased from 6.1% of revenues in 2000 to 4.7% of revenues in 2001. The decrease relates primarily to a decrease in amounts paid to other transportation companies in the form of brokerage fees.



   Insurance and claims increased from 4.2% of revenues in 2000 to 4.5% of revenues in 2001. The increase relates primarily to an increase in rates for auto liability insurance coverage.





   Loss on sale or disposal of property increased from 0.1% of revenues in 2000 to 0.4% of revenues in 2001. This increase is primarily the result of a one-time write-down in the amount of $304,810, net of tax, of the value of the tractors we acquired in the Decker Transport Co. Inc. acquisition, which, unlike the rest of our tractors, do not have guaranteed residual resale or trade-in values.



   Our effective tax rate increased from 39.7% in 2000 to 40.0% in 2001, which, combined with increased revenues, resulted in an increase in the provision for income taxes from $5.7 million in 2000 to $6.7 million in 2001.



   Net income increased to $10.1 million, or 4.4% of revenues, in 2001 from $8.6 million, or 4.2% of revenues in 2000, representing an increase in diluted net income per share to $1.18 in 2001 from $1.02 in 2000.


2000 Compared to 1999

   For the year ended December 31, 2000, revenues were $205.2 million as compared to $207.4 million for the year ended December 31, 1999. The decrease relates primarily to a decrease in the average number of tractors from 1,445 in 1999 to 1,423 in 2000. The decrease in revenue from fewer tractors was partially offset by an increase in our utilization (revenue per tractor per work day), which increased 1.6% from $570 in 1999 to $579 in 2000.

   Our operating ratio increased from 88.2% in 1999 to 90.5% in 2000.

   Salaries, wages and benefits increased from 43.5% of revenues in 1999 to 44.2% of revenues in 2000. The increase relates primarily to an increase in driver pay packages early in the third quarter of 2000.

   Operating supplies and expenses increased from 17.0% of revenues in 1999 to 18.4% of revenues in 2000. The increase relates primarily to an increase in fuel costs of 1.3% of revenues net of a fuel surcharge passed to customers.

   Insurance and claims increased from 3.8% of revenues in 1999 to 4.2% of revenues in 2000. The increase relates primarily to an increase in rates for auto liability insurance coverage.

   Our effective tax rate decreased from 40.1% in 1999 to 39.7% in 2000.

   Net income decreased to $8.6 million, or 4.2% of revenues, in 2000 from $11.3 million, or 5.5% of revenues in 1999, representing a decrease in diluted net income per share to $1.02 in 2000 from $1.33 in 1999.



Quarterly Results of Operations


   The following table presents selected consolidated financial information for each of our last eight fiscal quarters through December 31, 2001. The information has been derived from unaudited consolidated financial statements that, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the quarterly information.



                                                           Quarter Ended
                         ---------------------------------------------------------------------------------
                         Mar. 31,  June 30,  Sept. 30,  Dec. 31,  Mar. 31,  June 30,  Sept. 30,  Dec. 31,
                           2000      2000       2000      2000      2001      2001       2001      2001
                         --------- --------- ---------- --------- --------- --------- ---------- ---------
                                                            (unaudited)
                                          (in thousands, except earnings per share data)

Operating revenues...... $  54,147 $  53,034 $   47,100 $  50,964 $  58,406 $  57,462 $   53,662 $  56,264
Total operating expenses    49,253    46,965     43,749    45,878    52,861    51,502     49,192    50,971
Operating income........     4,894     6,069      3,351     5,086     5,545     5,960      4,470     5,293
Net income..............     2,128     2,820      1,344     2,366     2,639     2,885      2,002     2,545
Earnings per share:
 Basic.................. $    0.25 $    0.33 $     0.16 $    0.28 $    0.31 $    0.34 $     0.23 $    0.30
                         ========= ========= ========== ========= ========= ========= ========== =========
 Diluted................ $    0.25 $    0.33 $     0.16 $    0.28 $    0.31 $    0.34 $     0.23 $    0.30
                         ========= ========= ========== ========= ========= ========= ========== =========

Liquidity and Capital Resources


   During 2001, we generated $31.4 million in cash from operating activities compared to $32.5 million and $39.6 million in 2000 and 1999, respectively. Investing activities used $36.7 million in cash during 2001 compared to $17.7 million and $47.8 million in 2000 and 1999, respectively. The cash used in all three years related primarily to the purchase of revenue equipment (tractors and trailers) used in our operations. Financing activities generated $5.7 million in cash during 2001, compared to cash used in financing activities of $17.8 million in 2000 and cash generated by financing activities of $5.8 million in 1999. In all three years, the cash used or generated in financing activities was primarily from long-term borrowings incurred to finance the purchase of revenue equipment used in our operations.



   Our primary use of funds is for the purchase of revenue equipment. We typically finance the acquisition of revenue equipment through installment notes with fixed interest rates and terms ranging from 36 to 48 months. At December 31, 2001, we had outstanding indebtedness under such installment notes of $32.9 million. At February 15, 2002, $31.0 million was outstanding under such installment notes, with various maturity dates through March 1, 2005. The weighted average interest rates on these installment notes were 6.73%, 6.75% and 6.32% for 1999, 2000 and 2001, respectively.



   We also maintain two $20.0 million revolving lines of credit (Line A and Line B) with separate financial institutions. Amounts outstanding under Line A bear interest at LIBOR (on the first day of the month) plus 1.40%, are secured by our accounts receivable and mature on May 31, 2003. At December 31, 2001, $11.9 million was outstanding under Line A and at February 15, 2002, $14.4 million was outstanding under Line A (including $2.9 million in letters of credit), with availability to borrow $5.6 million. Amounts outstanding under Line B bear interest at LIBOR (on the last day of the previous month) plus 1.15%, are secured by revenue equipment and mature on November 30, 2003. At December 31, 2001 and February 15, 2002, Line B was fully utilized with $20.0 million outstanding. In an effort to reduce interest rate risk associated with these floating rate facilities, we have entered into interest rate swap agreements in an aggregate notional amount of $20.0 million. See "--Market Risk."



   We occasionally use our existing lines of credit on an interim basis, in addition to cash flows from operations, to finance capital expenditures and repay long-term debt. Although we typically utilize long-term installment notes to finance purchases of revenue equipment, during 2000 and 2001, we utilized cash on hand and our lines of credit to finance revenue equipment purchases for an aggregate of $28.8 million and $39.4 million, respectively.



   For 2002, we expect to purchase approximately 465 new tractors and approximately 280 trailers while continuing to sell or trade older equipment, which we expect to result in net capital expenditures of approximately $23.9 million. We are also in the process of expanding our corporate headquarters at our main facility in Tontitown, Arkansas. We expect the expansion to cost approximately $2.3 million, which we expect to finance from cash on hand and advances under Line A.



   On January 18, 2002, we entered into a non-binding letter of intent to purchase for cash certain assets of East Coast Transport, Inc., a freight brokerage operation based in Paulsboro, New Jersey. Consummation of the transaction is subject to the satisfactory completion of a due diligence investigation, negotiation of a definitive agreement and receipt of various regulatory approvals. If the transaction is completed, we do not expect the ultimate purchase price to have a material impact on our liquidity or financial condition.



   We expect that our working capital and available credit under our credit lines will be sufficient to meet our capital commitments and fund our operating needs for at least the next twelve months.


Insurance


   Auto liability and collision coverage are subject to a $2,500 deductible per occurrence while cargo loss coverage has a $5,000 deductible. We maintain a reserve for estimated losses for claims incurred, and maintain a reserve for claims incurred but not reported (based on our historical experience). We are insured for workers' compensation claims in excess of $350,000. We have reserved for estimated losses to pay such claims as incurred as well as claims incurred but not reported. We have not experienced any adverse trends involving differences in claims experienced versus claims estimates for workers' compensation reserves. Letters of credit are held by a bank as security for workers' compensation claims in Arkansas, Oklahoma, Mississippi, and Florida, and two letters of credit are held by a bank for auto liability claims.

   Insurance carriers have recently begun to raise premiums for most trucking companies. We experienced an increase of approximately $1.0 million in insurance premiums for 2002 and could experience additional increases after our current coverage expires in December 2002.

Seasonality

   Our revenues do not exhibit a significant seasonal pattern, due primarily to our varied customer mix. Operating expenses can be somewhat higher in the winter months, primarily due to decreased fuel efficiency and increased maintenance costs associated with inclement weather. In addition, the automobile plants for which we transport a large amount of freight typically utilize scheduled shutdowns of two weeks in July and one week in December and the volume of freight we ship is reduced during such scheduled plant shutdowns.

Inflation

   Inflation has an impact on most of our operating costs. Recently, the effect of inflation has been minimal.

Market Risk


   Our primary market risk exposures include commodity price risk (the price paid to obtain diesel fuel for our tractors) and interest rate risk. The potential adverse impact of these risks and the general strategies we employ to manage such risks are discussed below.



   The following sensitivity analyses do not consider the effects that an adverse change may have on the overall economy nor do they consider additional actions we may take to mitigate our exposure to such changes. Actual results of changes in prices or rates may differ materially from the hypothetical results described below.



   Commodity Price Risk. Prices and availability of all petroleum products are subject to political, economic and market factors that are generally outside of our control. Accordingly, the price and availability of diesel fuel, as well as other petroleum products, can be unpredictable. Because our operations are dependent upon diesel fuel, significant increases in diesel fuel costs could materially and adversely affect our results of operations and financial condition. For 2001 and 2000, fuel expenses represented 15.7% and 16.1%, respectively, of our total operating expenses. Based upon our 2001 fuel consumption, a 10% increase in the average annual price per gallon of diesel fuel would increase our annual fuel expenses by $3.2 million.



   In August 2000 and July 2001, we entered into agreements to obtain price protection and reduce a portion of our exposure to fuel price fluctuations. Under these agreements, we were obligated to purchase minimum amounts of diesel fuel per month, with a price protection component, for the six month periods ended March 31, 2001 and February 28, 2002. The August 2000 agreement provides that if during the 48 months commencing April 2001, the price of heating oil on the New York Mercantile Exchange ("NY MX HO") falls below $.58 per gallon, we are obligated to pay, for a maximum of twelve different months selected by the contract holder during such 48-month period, the difference between $.58 per gallon and NY MX HO average price for such month, multiplied by 900,000 gallons. Accordingly, in any month in which the holder exercises such right, we would be obligated to pay the holder $9,000 for each cent by which $.58 exceeds the average NY MX HO price for that month. For example, the NY MX HO average price during February 2002 was approximately $.54, and if the holder were to exercise its payment right, we would be obligated to pay the holder approximately $36,000. The July 2001 agreement provides that if during any month in the twelve-month period commencing January 2005, the average NY MX HO is below $.58 per gallon, we will be obligated to pay the contract holder the difference between $.58 and the average NY MX HO price for such month, multiplied by 1,000,000 gallons.



   Interest Rate Risk. Our two lines of credit bear interest at a floating rate equal to LIBOR plus a fixed percentage. Accordingly, changes in LIBOR, which are effected by changes in interest rates generally, will affect the interest rate on, and therefore our costs under, the lines of credit. In an effort to manage the risks associated with changing interest rates, we entered into interest rate swap agreements effective February 28, 2001 and May 31, 2001, on notional amounts of $15,000,000 and $5,000,000, respectively. The "pay fixed rates" under the $15,000,000 and $5,000,000 swap agreements are 5.08% and 4.83%, respectively. The "receive floating rate" for both swap agreements is "1-month" LIBOR. These interest rate swap agreements terminate on March 2, 2006 and June 2, 2006, respectively. Assuming $20.0 million of variable rate debt was outstanding under each of Line A and Line B for a full fiscal year, a hypothetical 100 basis point increase in LIBOR would result in approximately $200,000 of additional interest expense, net of the effect of the swap agreements. For additional information with respect to the interest rate swap agreements, see Note 10 to our consolidated financial statements.




New Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), which was amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an Amendment of FASB Statement No. 133" (SFAS No. 138). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Companies must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 138 amends the accounting and reporting standards for certain derivative instruments and certain hedging activities, including the normal purchases and normal sales exception.

   SFAS No. 133 is effective for fiscal years beginning after June 15, 2000 and must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997 (and, at the company's election, before January 1, 1998).

   On January 1, 2001, we adopted SFAS No. 133. We had no transition adjustment as a result of adopting SFAS No. 133 on January 1, 2001 as our only derivative instruments were entered into after January 1, 2001. See "Market Risk."

   SFAS No. 142 addresses the accounting for goodwill and other intangible assets after an acquisition. Goodwill and other intangibles that have indefinite lives will no longer be amortized, but will be subject to annual impairment tests. All other intangible assets will continue to be amortized over their estimated useful lives. We adopted this statement effective January 1, 2002, and we no longer amortize existing goodwill on the unamortized portion of goodwill associated with acquisitions. Goodwill amortization would have been approximately $243,000, net of tax, based on the goodwill balances as of January 1, 2002. SFAS No. 142 also requires a new methodology for the testing of impairment of goodwill and other intangibles that have indefinite lives. During 2002, we will begin testing goodwill for impairment under the new rules, applying a fair-value-based test. At this time, we have not yet determined what impact, if any, the change in the required approach to impairment testing will have on either our financial position or results of operations.

   SFAS No. 143 provides accounting requirements for retirement obligations associated with tangible long-lived assets, including: (i) the timing of liability recognition; (ii) initial measurement of the liability;
(iii) allocation of asset retirement cost to expense; (iv) subsequent measurement of the liability; and (v) financial statement disclosures. SFAS No. 143 requires that an asset retirement cost be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. This standard becomes effective for fiscal years beginning after June 15, 2002. We will adopt the Statement effective January 1, 2003. At this time, we have not yet determined what impact, if any, the adoption of this Statement will have on either our financial position or results of operations.

   In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for impairment or disposal of long-lived assets. This Statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. This Statement also amends ARB No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. At present, we are assessing but have not yet determined the complete impact, if any, that the adoption of SFAS No. 144 will have on our financial position and results of operations.

                                   BUSINESS

Overview

   We are a leading truckload dry van carrier transporting general commodities throughout the continental United States, as well as in the Canadian provinces of Ontario and Quebec. We also provide transportation services in Mexico through our gateways in Laredo and El Paso, Texas under agreements with Mexican carriers.

   Through our executive officers, who together have over 50 years experience managing our company, we focus on providing a high level of service and on becoming a preferred provider, or "core carrier," for our customers, while strictly controlling costs. As a result, we have consistently had one of the lowest operating ratios among publicly held truckload carriers.

Business Strategy


   Our business strategy is designed to achieve long-term profitable growth. Since 1996, we have achieved substantial growth in revenues and net income. We increased our operating revenues at a compound annual growth rate of 14.8%, from $113.0 million in 1996 to $225.8 million in 2001. During the same period, we increased our net income at a compound annual growth rate of 24.9%, from $3.3 million to $10.1 million. We plan to use the proceeds from this offering to strengthen our balance sheet and continue executing our strategy of profitable long-term growth. The key elements of our strategy include:


   Maintaining Dedicated Fleets and High Density Lanes. We continually strive to maximize utilization and increase revenue per tractor while minimizing our time and empty miles between loads. In this regard, we seek to provide dedicated equipment to our customers where possible and to concentrate our equipment in defined regions and disciplined traffic lanes. Dedicated fleets and high density lanes enable us to:

  .  maintain consistent equipment capacity;

  . provide a high level of service to our customers, including time-sensitive delivery schedules;

  .  attract and retain drivers; and

  .  maintain a sound safety record as drivers travel familiar routes.

During 2001, approximately 61% of our operating revenues were generated through dedicated equipment and we maintained an empty mile factor of 5.5%, figures which management believes are among the best among publicly traded truckload carriers.

   Providing Superior and Flexible Customer Service. We believe our service-oriented operation provides a base for long-term customer retention and sources of recurring revenue. In addition, we believe that as consolidation continues to be a trend in our industry, shippers will seek higher quality providers. Our wide range of services includes dedicated fleet services, just-in-time delivery, two-man driving teams, cross-docking and consolidation programs, specialized trailers, and Internet-based customer access to delivery status. These services combined with a decentralized regional operating strategy allow us to quickly and reliably respond to the diverse needs of our customers, and provide an advantage in securing new business. We also maintain ISO 9002 certification, which is required by many of our larger customers to ensure that their truckload carriers operate in accordance with approved quality assurance standards.


   Many of our customers depend on us to make delivery on a "just-in-time" basis, meaning that parts or raw materials are scheduled for delivery as they are needed on the manufacturer's production line. The need for this service is a product of modern manufacturing and assembly methods that are designed to drastically decrease inventory levels and handling costs. Such requirements place a premium on the freight carrier's delivery performance and reliability. During 2001, approximately 61% of our deliveries to customers were made on a just-in-time basis.

   Employing Stringent Cost Controls. We believe that we operate with the lowest cost per mile among publicly held truckload carriers. We focus intently on controlling our costs while not sacrificing customer service. We maintain this balance by scrutinizing all expenditures, minimizing non-driver personnel (we had a driver to non-driver personnel ratio of 5.2:1 at December 31, 2001), operating a late-model fleet of tractors and trailers to minimize maintenance costs and enhance fuel efficiency, and adopting proven technology only when cost justified.


   Making Strategic Acquisitions. We continually evaluate strategic acquisition opportunities, focusing on those that complement our existing business or that could profitably expand our business or services. Since 1995, approximately 48% of our revenue growth has been attributable to acquisitions, while approximately 52% has been attributable to internal growth. We believe economic trends are driving further consolidation in our industry.


   We have successfully integrated three acquisitions since 1995. Our operational integration strategy is to centralize administrative functions of acquired business at our headquarters, while maintaining the localized operations of acquired businesses. We believe that allowing acquired businesses to continue to operate under their pre-acquisition names and in their original regions allows such businesses to maintain driver loyalty and customer relationships. The following table provides information regarding our historical acquisitions.

                                                                        Target's Annual
Acquisition Date Acquired Business                                Revenue Prior to Acquisition
---------------- -----------------                                ----------------------------
 February 1995   Choctaw Express, Inc. and Choctaw Brokerage, Inc         $ 8 million
 March 1996      Allen Freight Services, Inc.                             $16 million
 January 1999    Decker Transport Co. Inc. and Van Houten Ltd.            $48 million

   On January 18, 2002, we announced that we had entered into a non-binding letter of intent to purchase for cash certain assets of East Coast Transport, Inc., a freight brokerage operation based in Paulsboro, New Jersey. East Coast has represented to us that, during the year ended December 31, 2001, it had revenues of approximately $32 million. Consummation of the transaction is subject to satisfactory completion of a due diligence investigation, negotiation of a definitive agreement, and receipt of various regulatory approvals.

Industry


   The U.S. market for truck-based transportation services approximates $500 billion in annual revenue and is growing in line with the overall U.S. economy. We believe truckload services, such as those we provide, include approximately $65 billion of for-hire revenue and $80 billion of private fleet revenue. The truckload industry is highly fragmented, with the nine largest publicly traded truckload carriers, as measured by market capitalization, accounting for $7.9 billion in revenue, or 12.2% of the for-hire truckload market. We also believe that the size of the private fleet services market provides us an opportunity to expand our dedicated services business.



   The truckload industry is impacted by several economic and business factors, many of which are beyond the control of individual carriers. The state of the economy coupled with equipment capacity levels can impact freight rates. Volatility of various operating expenses, such as fuel and insurance, make the predictability of profit levels unclear. Availability, attraction, retention and compensation of drivers affect operating costs, as well as equipment utilization. In addition, the capital requirements for equipment, along with potential uncertainty of used equipment values, impact the ability of many carriers to expand their operations.


   The current operating environment is characterized by the following:


  . Freight rates have remained relatively stable despite the slowing economy, and the low level of truck orders may keep equipment capacity at a favorable position. According to ACT Research, it is estimated that Class 8 retail truck sales approximated 170,000 trucks in 2001, as compared to an average of approximately 258,000 trucks per year during the 1997-2000 period.

  . Trends in diesel fuel prices have shown significant declines relative to the price spikes experienced in 2000 and 2001. According to the U.S. Department of Energy, average fuel prices were $1.153 per gallon as of February 11, 2002, compared to $1.518 per gallon as of February 12, 2001.

  . Rising unemployment has benefited the trucking industry by making it easier to recruit new drivers.


  . Price increases by insurance companies and erosion of equipment values in the used truck market partially offset these positive industry trends.


   In response to the industry forces described above, many less profitable or undercapitalized carriers have been forced to consolidate or exit the industry. During the last two years, there have been a significant number of carrier failures and we believe this creates an opportunity for well-capitalized and efficiently operated companies, like P.A.M., to enhance market share through internal expansion and selective acquisitions.

Marketing and Major Customers


   Our marketing emphasis is directed to that segment of the truckload market which is generally service-sensitive, as opposed to being solely price competitive. We seek to become a core carrier for our customers in order to maintain high utilization and capitalize on recurring revenue opportunities. Our marketing efforts are diversified and designed to gain access to dedicated fleet services (including those in Mexico and Canada), domestic regional freight traffic, and cross-docking and consolidation programs.



   Our marketing efforts are conducted by a sales staff of eight employees who are located in our major markets and supervised from our headquarters. These individuals emphasize profitability by maintaining an even flow of freight traffic (taking into account the balance between originations and destinations in a given geographical area) and high utilization, and minimizing movement of empty equipment.


   Our five largest customers, for which we provide carrier services covering a number of geographic locations, accounted for approximately 52%, 55% and 59% of our total revenues in 1999, 2000 and 2001, respectively. General Motors Corporation accounted for approximately 30%, 33% and 40% of our revenues in 1999, 2000 and 2001, respectively.


   We also provide transportation services to other manufacturers who are suppliers for automobile manufacturers. During 1999, 2000 and 2001, we derived approximately 46%, 50% and 55% of our revenues, respectively, from transportation services provided to the automobile industry. This portion of our business, however, is spread over 18 assembly plants and 50 supplier/vendors located throughout North America, which reduces the risk of a material loss of business.

Revenue Equipment


   At December 31, 2001, we operated a fleet of 1,660 tractors and 3,932 trailers. We operate late-model, well-maintained premium tractors to help attract and retain drivers, promote safe operations, minimize maintenance and repair costs, and improve customer service by minimizing service interruptions caused by breakdowns. We evaluate our equipment decisions based on factors such as initial cost, useful life, warranty terms, expected maintenance costs, fuel economy, driver comfort, customer needs, manufacturer support, and resale value. Our current policy is to replace most of our tractors within 500,000 miles, which normally occurs 30 to 48 months after purchase. Maintaining a relatively new fleet allows us to operate the tractors while under warranty to minimize repair and maintenance costs. As of December 31, 2001, 1,642 of our 1,660 our tractors had guaranteed residual buy-back or trade-in values. The following table provides information regarding our tractor and trailer turnover and the age of our fleet over the past three years:


                                                    1999  2000  2001
                                                    ----- ----- -----
          Tractors
             Purchased.............................   748   304   505
             Disposed..............................   407   359   258
             End of year total..................... 1,468 1,413 1,660
             Average age at end of year (in years).   1.6   1.7   1.8
          Trailers
             Purchased............................. 1,191    51   228
             Disposed..............................   129   138    55
             End of year total..................... 3,846 3,759 3,932
             Average age at end of year (in years).   4.0   4.7   5.3

   We historically have contracted with owner-operators to provide and operate a small portion of our tractor fleet. Owner-operators provide their own tractors and are responsible for all associated expenses, including financing costs, fuel, maintenance, insurance, and taxes. We believe that a combined fleet complements our recruiting efforts and offers greater flexibility in responding to fluctuations in shipper demand.

Technology

   We have installed Qualcomm Omnitracs/TM display units in all of our tractors. The Omnitracs system is a satellite-based global positioning and communications system that allows fleet managers to communicate directly with drivers. Drivers can provide location status and updates directly to our computer, saving telephone usage cost and increasing productivity and convenience. The Omnitracs system provides us with accurate estimated time of arrival information, which optimizes load selection and service levels to our customers. In order to lower our tractor-to-trailer ratio, we have also installed Qualcomm TrailerTracsTM tracking units in all of our trailers. The TrailerTracs system is a tethered trailer tracking product that enables us to more efficiently track the location of all trailers in our inventory as they connect to and disconnect from Qualcomm-equipped tractors. /

   Our computer system manages the information provided by the Qualcomm devices to provide us real-time information regarding the location, status and load assignment of all of our equipment, which permits us to better meet delivery schedules, respond to customer inquiries and match equipment with the next available load. Our system also provides electronically to our customers real-time information regarding the status of freight shipments and anticipated arrival times. This system provides our customers flexibility and convenience by extending supply chain visibility through electronic data interchange, the Internet and e-mail.

Maintenance

   We have a strictly enforced comprehensive preventive maintenance program for our tractors and trailers. Inspections and various levels of preventive maintenance are performed at set mileage intervals on both tractors and trailers. Although a significant portion of maintenance is performed at our primary maintenance facility in

Tontitown, Arkansas, we have additional maintenance facilities in Jacksonville, Florida; Effingham, Illinois; Columbia, Mississippi; Springfield, Missouri; Riverdale, New Jersey; Warren and Willard, Ohio; Oklahoma City, Oklahoma; and El Paso, Irving and Laredo, Texas. These facilities enhance our preventive and routine maintenance operations and are strategically located on major transportation routes where a majority of our freight originates and terminates. A maintenance and safety inspection is performed on all vehicles each time they return to a terminal.

   Our tractors carry full warranty coverage for at least three years or 350,000 miles. Extended warranties are negotiated with the tractor manufacturer and manufacturers of major components, such as engine, transmission and differential, for up to four years or 500,000 miles. Trailers are also warranted by the manufacturer and major component manufacturers for up to five years.

Drivers

   At December 31, 2001, we utilized 2,012 company drivers in our operations. We also had 135 owner-operators under contract compensated on a per mile basis. All of our drivers are recruited, screened, drug tested and trained and are subject to the control and supervision of our operations and safety departments. Our driver training program stresses the importance of safety and reliable, on-time delivery. Drivers are required to report to their driver managers daily and at the earliest possible moment when any condition en route occurs that might delay their scheduled delivery time.

   In addition to strict application screening and drug testing, before being permitted to operate a vehicle our drivers must undergo classroom instruction on our policies and procedures, safety techniques as taught by the Smith System of Defensive Driving, and the proper operation of equipment, and must pass both written and road tests. Instruction in defensive driving and safety techniques continues after hiring, with seminars at our terminals in Tontitown, Arkansas; Jacksonville, Florida; Riverdale, New Jersey; Warren, Ohio; Oklahoma City, Oklahoma; and Irving, Texas. At December 31, 2001, we employed 56 persons on a full-time basis in our driver recruiting, training and safety instruction programs.

   Our drivers are compensated on the basis of miles driven, loading and unloading, extra stops and layovers in transit. Drivers can earn bonuses by recruiting other qualified drivers who become employed by us and both cash and non-cash prizes are awarded for consecutive periods of safe, accident-free driving.

   Intense competition in the trucking industry for qualified drivers over the last several years, along with difficulties and added expense in recruiting and retaining qualified drivers, has had a negative impact on the industry. Our operations have also been impacted and from time to time we have experienced under-utilization and increased expenses due to a shortage of qualified drivers. However, due to the significant number of trucking company failures, drivers' wages have stabilized and availability has increased somewhat in recent months. We place a high priority on the recruitment and retention of an adequate supply of qualified drivers.

Facilities

   We are headquartered and maintain our primary terminal, maintenance facilities and corporate and administrative offices in Tontitown, Arkansas, which is located in northwest Arkansas, a major center for the trucking industry and where support services, including warranty repair services, for most major tractor and trailer equipment manufacturers are readily available. We also maintain dispatch offices at our headquarters in Tontitown, Arkansas, as well as at our offices in Jacksonville, Florida; Breese, Illinois; Columbia, Mississippi; Warren and Willard, Ohio; Oklahoma City, Oklahoma; Riverdale, New Jersey; and Irving and Laredo, Texas. These regional dispatch offices facilitate communications with both our customers and drivers.

Employees


   At December 31, 2001, we employed 2,424 persons, of whom 2,012 were drivers, 127 were maintenance personnel, 126 were employed in operations, 31 were employed in marketing, 56 were employed in safety and personnel, and 72 were employed in general administration and accounting. None of our employees is represented by a collective bargaining unit and we believe that our employee relations are good.

                                  MANAGEMENT

   Our directors and executive officers and their positions, ages and years of service with P.A.M., at February 1, 2002, are set forth in the following table.


                                                             Years of Service
   Name                   Age Position                         with P.A.M.
   ----                   --- --------                       ----------------
   Robert W. Weaver...... 51  President and Chief Executive         19
                                Officer
   W. Clif Lawson........ 48  Executive Vice President and          17
                                Chief Operating Officer
   Larry J. Goddard...... 43  Vice President--Finance, Chief        14
                                Financial Officer, Secretary
                                and Treasurer
   Daniel C. Sullivan.... 61  Director                              15
   Matthew T. Moroun..... 29  Director                               9
   Charles F. Wilkins.... 63  Director                               6
   Frederick P. Calderone 51  Director                               3



   Each of our executive officers has held his present position with P.A.M. for the last five years. We have entered into employment agreements with each of our executive officers with terms extending through 2004.

                      PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth, as of February 15, 2002, information concerning shares of our common stock beneficially owned by:

  .  our directors;

  .  all of our executive officers and directors as a group; and

  . each stockholder known by us to be the beneficial owner of more than 5% of our outstanding common stock.

   The table also sets forth information as to the shares of common stock to be sold in this offering by the selling stockholders. The percentage ownership after the offering is based upon the sale by us of 2,100,000 shares and the sale by the selling stockholders of 1,375,000 shares.


   Unless otherwise indicated, each person has sole voting and investment power with respect to shares shown as beneficially owned by such person. The number of shares of our common stock beneficially owned by a person includes shares of common stock issuable with respect to presently exercisable options held by the person. The percentage of our common stock beneficially owned by a person has been calculated assuming that the person has exercised all presently exercisable options the person holds and that no other persons exercised any options.



                                            Shares Beneficially Owned              Shares to be Beneficially
                                             Prior to this Offering                Owned After this Offering
                                            ------------------------               ------------------------
                                                                        Shares
Name                                          Number       Percentage Being Sold     Number       Percentage
----                                        ---------      ---------- ----------   ---------      ----------
Matthew T. Moroun..........................  5,641,713(1)     65.3%   1,200,000(2)  4,441,713        41.4%
Robert W. Weaver...........................    340,428(3)      3.9%      50,000       290,428(3)      2.7%
W. Clif Lawson.............................     80,000           *       30,000        50,000           *
Larry J. Goddard...........................     82,313         1.0%      20,000        62,313           *
Paula R. Weaver............................    188,022         2.2%      75,000       113,022         1.1%
FMR Corporation............................    846,600(4)      9.8%          --       846,600(4)      7.9%
Daniel C. Sullivan.........................     20,000(5)        *           --        20,000(5)        *
Charles F. Wilkins.........................      9,000(5)        *           --         9,000(5)        *
Frederick P. Calderone.....................      6,000(6)        *           --         6,000(6)        *
Directors and executive officers as a group
  (7 persons)..............................  6,179,454(7)     71.2%   1,300,000     4,879,454(7)     45.2%

--------
 *  Less than 1%
(1) Represents 32,000 shares owned directly, 7,000 shares subject to presently exercisable stock options, 3,092,000 shares held in a trust of which Mr. Moroun is a co-trustee and a beneficiary (the "Moroun Trust"), and 2,510,713 shares held by a limited partnership, the general partner of which is controlled by Mr. Moroun. Norman E. Harned is co-trustee with Matthew T. Moroun of the Moroun Trust and may therefore be deemed to beneficially own the shares held by the Moroun Trust. The business address of each of Messrs. Moroun and Harned is 12225 Stephens Road, Warren, Michigan 48091.
(2) Shares to be sold by the Moroun Trust.
(3) Includes 30,000 shares subject to presently exercisable stock options.
(4) Based upon a Schedule 13G dated February 14, 2002 filed by FMR Corp. which indicates that it has the sole power to dispose of the shares. The Schedule 13G indicates that shares are held by the Fidelity Low Price Stock Fund, a registered investment company, for which FMR acts as investment adviser. We make no representation as to the accuracy or completeness of the information reported. FMR's address is 82 Devonshire Street, Boston, Massachusetts 02109.
(5) Includes 7,000 shares subject to presently exercisable stock options.
(6) Represents shares subject to presently exercisable stock options.
(7) Includes 57,000 shares subject to presently exercisable stock options.

                         DESCRIPTION OF CAPITAL STOCK


   The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our Certificate of Incorporation and Bylaws. Our authorized capital stock consists of 20,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. At February 15, 2002, there were 8,626,957 shares of our common stock and no shares of our preferred stock issued and outstanding.


Common Stock

   The holders of our common stock, subject to such rights as may be granted to any preferred stockholders, elect all directors and are entitled to one vote per share. All shares of common stock participate equally in dividends when and as declared by the Board of Directors and in net assets on liquidation. The shares of common stock have no preference, conversion, exchange, preemptive or cumulative voting rights.

Preferred Stock

   Preferred stock may be issued from time to time by our Board of Directors, without stockholder approval, in such series and with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or other provisions, as may be fixed by the Board of Directors in the resolution authorizing their issuance. The issuance of preferred stock by the Board of Directors could adversely affect the rights of holders of shares of common stock; for example, the issuance of preferred stock could result in a class of securities outstanding that would have certain preferences with respect to dividends and in liquidation over the common stock, and that could result in a dilution of the voting rights, net income per share and net book value of the common stock. We have no agreements or understandings for the issuance of any shares of preferred stock.

Anti-Takeover Provisions of Delaware Law and Charter Provisions

   We are subject to Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

  . prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock not held by the interested stockholder.

   Section 203 defines "business combination" to include:

  . any merger or consolidation involving the corporation and the interested stockholder;

  . any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  . subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

  . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

   In general, Section 203 defines an interested stockholder as any person beneficially owning 15% or more of the outstanding voting stock of the corporation and or person affiliated with or controlling or controlled by that person.

   Our Certificate of Incorporation also contains anti-takeover provisions. Under Article XII of our Certificate of Incorporation, the affirmative vote or consent of the holders of 75% of the shares of stock entitled to elect directors is required to authorize, adopt or approve a "business combination" (defined similarly to the definition under Delaware law, as described above), with any interested person (defined generally as any person owning 5% or more of the outstanding shares of any class of our stock) unless:

  . our board of directors approved a memorandum of understanding with such interested person with respect to such transaction prior to the time that the interested person became a beneficial owner of 5% or more of the shares of any class of stock entitled to vote in elections of directors; or

  . such business combination is otherwise approved by our board of directors, provided that a majority of the members of our board of directors voting for approval of the transaction were duly elected and acting members of the board of directors prior to the time that such interested person became a beneficial owner of 5% or more of the shares of any class of stock entitled to vote in elections of directors.

   In addition, under Article XIII of our Certificate of Incorporation, the approval of a business combination also generally requires the affirmative vote or consent of a majority of the shares entitled to be voted and not held by the interested person.

Limitation of Liability and Indemnification Agreements

   Our Certificate of Incorporation provides that to the fullest extent permitted by Delaware law, our directors will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Under Delaware law, liability of a director may not be limited:

  .  for any breach of the director's duty of loyalty to us or our stockholders;

  . for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

  . in respect of certain unlawful dividend payments or stock redemptions or repurchases; and

  . for any transaction from which the director derives an improper personal benefit.

   The effect of the provisions of our Certificate of Incorporation is to eliminate the rights of P.A.M. and its stockholders (through stockholders' derivative suits on behalf of P.A.M.) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described above. This provision does not limit or eliminate the rights of P.A.M. or any stockholder to seek nonmonetary relief, such as an injunction or rescission, in the event of a breach of a director's duty of care. Our Certificate of Incorporation and Bylaws provide that P.A.M. shall indemnify its directors, officers, employees and agents against claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by such director or officer in or arising out of his or her capacity as a director, officer, employee and/or agent of P.A.M. to the extent the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of P.A.M.

Transfer Agent and Registrar

   The Transfer agent and Registrar for our common stock is Securities Transfer Corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of this offering, we will have outstanding 10,726,957 shares of our common stock assuming no exercise of the underwriters' over-allotment option or any other options or warrants. Of these shares, 4,822,454 will be "restricted securities" held by our directors and executive officers, and the rest (including the 2,100,000 shares issued and sold in this offering) will be freely transferable without restriction or further registration under the Securities Act of 1933. In addition, upon completion of this offering, we will also have 88,000 shares of common stock available for issuance upon exercise of outstanding options, not including the 521,250 shares of common stock subject to the underwriters' over-allotment option.

   The "restricted securities" as defined in Rule 144 under the Securities Act, in the absence of an effective registration statement, may only be sold pursuant to an exemption from registration, including Rule 144 or Regulation S. In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a stockholder who has beneficially owned restricted securities for at least one year from the later of the date such securities were acquired from either us or one of our affiliates, as applicable, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of one percent of the then outstanding common shares (approximately 107,000 shares after the offering) or the average weekly trading volume of the shares during the four calendar weeks proceeding the date on which notice of such sale was filed under Rule 144, provided that certain procedural and information requirements are also met. In addition, if a period of at least two years has elapsed between the later of the date that the restricted securities were acquired from us or one of our affiliates, a stockholder who is not an affiliate of us and has not been an affiliate of us for at least three months prior to the sale of the securities is entitled to sell the securities immediately without compliance with the foregoing requirements under Rule 144.

   We have filed a registration statement on Form S-8 with respect to our 1995 Stock Option Plan. Shares issued upon the exercise of stock options contemplated by the Form S-8 are eligible for resale in the public market without restriction, except that sales by our affiliates will be subject to the Rule 144 limitations described above.

   No prediction can be made as to the effect, if any, that market sales of our common stock, or the availability of the shares for sale, will have on the market price of the shares prevailing from time to time. Nevertheless, sales of a significant number of shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the shares and impair our future ability to raise capital through an offering of our equity securities.

                                 UNDERWRITING

   Subject to the terms and conditions of an underwriting agreement dated
      , 2002, the underwriters named below, through their representatives, Stephens Inc., BB&T Capital Markets, a division of Scott & Stringfellow, Inc. and A.G. Edwards & Sons, Inc., have severally agreed to purchase from us and the selling stockholders the respective number of shares of common stock set forth opposite their names below:

                                                                   Number of
    Underwriters                                                    Shares
    ------------                                                   ---------
    Stephens Inc..................................................
    BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
    A.G. Edwards & Sons, Inc......................................
                                                                   ---------
       Total...................................................... 3,475,000
                                                                   =========

   The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions, including the absence of any materially adverse change in our business and the receipt of certain certificates, opinions and letters from us and our attorneys and independent auditors. The nature of the underwriters' obligation is such that they are committed to purchase all shares of common stock offered hereby if any of the shares are purchased.


   We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase an additional 521,250 shares of our common stock at the public offering price, less the underwriting discounts set forth on the cover page of this prospectus. The underwriters may exercise this option solely to cover over-allotments, if any, in connection with the sale of our common stock. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock proportionate to the underwriter's initial amount set forth in the table above.


   The following table summarizes the underwriting discounts to be paid by us and the selling stockholders to the underwriters and the expenses payable by us for each share of our common stock and in total. This information is presented assuming either no exercise or full exercise of the underwriters' option to purchase additional shares of common stock.


                                                                 Aggregate Aggregate
                                                            Per   Without    With
                                                           Share  Option    Option
                                                           ----- --------- ---------
Underwriting discounts payable by us......................   $       $         $
Underwriting discounts payable by the selling stockholders   $       $         $
Expenses payable by us....................................   $       $         $


   We have been advised that the underwriters propose to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a
concession not in excess of $       per share. The underwriters may allow, and
such dealers may re-allow, a concession not in excess of $       per share to
certain other dealers. The offering of the shares of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares, in whole or in part.

   We, along with our directors, officers and the selling stockholders have agreed under lock-up agreements not to, directly or indirectly, offer, sell or dispose of any shares of common stock or any securities which may be converted into or exchanged for shares of common stock without the prior written consent of Stephens Inc. for a period of 90 days from the date of this prospectus.

   We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which the underwriters may be required to make in respect thereof.

   The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

  . Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  . Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

   These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

   Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

   In connection with the offering, the underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker's bid, that bid must be lowered when specified purchase limits are exceeded.

   A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

   Other than the prospectus in electronic format, information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied on by investors in deciding whether to purchase any shares of common stock. The underwriters and selling group members are not responsible for information contained in web sites that they do not maintain.

                                 LEGAL MATTERS

   The legality of the shares of common stock offered by this prospectus will be passed upon for us by Smith, Gambrell & Russell, LLP, Atlanta, Georgia. Legal matters will be passed upon for the underwriters by Wright, Lindsey & Jennings LLP, Little Rock, Arkansas.

                                    EXPERTS


   The financial statements included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.


                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the Commission. The file number under the Securities Exchange Act of 1934 for our Commission filings is No. 0-15057. You may read and copy materials that we have filed with the Commission, including the registration statement of which this prospectus is a part, at the Commission's public reference room located at:

                            450 Fifth Street, N.W.
                                   Room 1024
                            Washington, D.C. 20549

   Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our Commission filings also are available to the public on the Commission's web site at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

   The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference into this prospectus the documents and information we filed with the Commission that are identified below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (except, with respect to Current Reports on Form 8-K, any information furnished solely under Item 9) until we have sold all of the common stock to which this prospectus relates or the offering is otherwise terminated.


   1.  Our Annual Report on Form 10-K for the year ended December 31, 2001.





   2. The description of our common stock included in our Registration Statement on Form 8-A (filed with the Commission on October 7, 1986).


   You may request a copy of these filings, at no cost, by writing us at the following address or telephoning us at (479) 361-9111 between the hours of 9:00 a.m. and 5:00 p.m., Central Time: Corporate Secretary, P.A.M. Transportation Services, Inc., Highway 412 West, Tontitown, Arkansas 72770.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                            Page
                                                                                            ----
Report of Arthur Andersen LLP, Independent Public Accountants.............................. F-2
Consolidated Balance Sheets as of December 31, 2001 and 2000............................... F-3
Consolidated Statements of Income for the Years Ended December 31, 2001, 2000 and 1999..... F-4
Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2001, 2000
 and 1999.................................................................................. F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2000..........
 and 1999.................................................................................. F-6
Notes to Consolidated Financial Statements................................................. F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of P.A.M. Transportation Services, Inc.:

   We have audited the accompanying consolidated balance sheets of P.A.M. Transportation Services, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of P.A.M. Transportation Services, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

   Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index of financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          Arthur Andersen LLP
Tulsa, Oklahoma
February 21, 2002

                     P.A.M. TRANSPORTATION SERVICES, INC.

                          CONSOLIDATED BALANCE SHEETS
                   (thousands, except shares and par value)

                                                   December 31,
                                                ------------------
                                                  2001      2000
                                                --------  --------
Assets
Current assets:
 Cash and cash equivalents..................... $    896  $    485
 Accounts receivable:..........................
   Trade.......................................   24,327    23,291
   Other.......................................      744       640
 Operating supplies and inventories............      255        71
 Prepaid expenses and deposits.................    3,980     3,426
 Deferred income taxes.........................      472       401
 Income taxes refundable.......................      393       628
                                                --------  --------
    Total current assets.......................   31,067    28,942
Property and equipment:
 Land..........................................    2,237     1,337
 Structures and improvements...................    4,336     3,158
 Revenue equipment.............................  198,482   173,512
 Service vehicles..............................      595       583
 Office furniture and equipment................    6,252     6,046
                                                --------  --------
                                                 211,902   184,636
 Accumulated depreciation......................  (70,190)  (59,308)
                                                --------  --------
                                                 141,712   125,328
Other assets:
 Excess of cost over net assets acquired,
   net of amortization (2001--$1,782;
   2000--$1,378)...............................    8,102     8,506
 Non-competition agreements, net of
   accumulated amortization (2001--$392;
   2000--$261).................................       --       131
 Other.........................................    1,635     1,611
                                                --------  --------
                                                   9,737    10,248
                                                --------  --------
    Total assets............................... $182,516  $164,518
                                                ========  ========
Liabilities and Shareholders' Equity
Current liabilities:
 Trade accounts payable........................ $  7,800  $ 10,610
 Accrued expenses..............................    8,722     8,074
 Current portion of long-term debt.............   17,692    17,753
                                                --------  --------
    Total current liabilities..................   34,214    36,437
Long-term debt, less current portion...........   47,023    42,073
Deferred income taxes..........................   28,682    23,798
Shareholders' equity:
 Preferred stock, $.01 par value:
   10,000,000 shares authorized; none issued
    and outstanding at December 31, 2001 and
    2000.......................................       --        --
 Common stock, $.01 par value:
   20,000,000 shares authorized; 8,611,957
    and 8,469,657 shares issued and
    outstanding at December 31, 2001 and 2000..       86        85
 Additional paid-in capital....................   20,461    19,638
 Accumulated other comprehensive loss..........     (508)       --
 Retained earnings.............................   52,558    42,487
                                                --------  --------
    Total shareholders' equity.................   72,597    62,210
                                                --------  --------
    Total liabilities and shareholders'
     equity.................................... $182,516  $164,518
                                                ========  ========

                            See accompanying notes.

                     P.A.M. TRANSPORTATION SERVICES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                      (thousands, except per share data)

                                                 Year ended December 31,
                                              ----------------------------
                                                2001      2000      1999
                                              --------  --------  --------
     Operating revenues...................... $225,794  $205,245  $207,381
     Operating expenses and costs:
        Salaries, wages and benefits.........  100,359    90,680    90,248
        Operating supplies and expenses......   43,289    37,728    35,246
        Rents and purchased transportation...   10,526    12,542    13,309
        Depreciation and amortization........   20,300    18,806    18,392
        Operating taxes and licenses.........   11,936    11,140    11,334
        Insurance and claims.................   10,202     8,674     7,945
        Communications and utilities.........    2,320     2,234     2,365
        Other................................    4,707     3,756     4,388
        (Gain) loss on sale or disposal of
          equipment..........................      886       285      (301)
                                              --------  --------  --------
                                               204,525   185,845   182,926
                                              --------  --------  --------
     Operating income........................   21,269    19,400    24,455
     Interest expense........................   (4,477)   (5,048)   (5,650)
                                              --------  --------  --------
     Income before income taxes..............   16,792    14,352    18,805
     Federal and state income taxes:
        Current..............................    1,301     1,056     2,107
        Deferred.............................    5,420     4,638     5,429
                                              --------  --------  --------
                                                 6,721     5,694     7,536
                                              --------  --------  --------
     Net income.............................. $ 10,071  $  8,658  $ 11,269
                                              ========  ========  ========
     Earnings per common share:
        Basic................................ $   1.18  $   1.02  $   1.34
                                              ========  ========  ========
        Diluted.............................. $   1.18  $   1.02  $   1.33
                                              ========  ========  ========
     Average common shares outstanding:
        Basic................................    8,522     8,455     8,393
                                              ========  ========  ========
        Diluted..............................    8,550     8,518     8,488
                                              ========  ========  ========


                            See accompanying notes.

                     P.A.M. TRANSPORTATION SERVICES, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                  (thousands)

                                                Additional           Accumulated
                                         Common  Paid-In   Retained     Other
                                         Stock   Capital   Earnings Comprehensive  Total
                                         ------ ---------- -------- ------------- -------
Balances at December 31, 1998...........  $83    $18,814   $22,560      $  --     $41,457
   Net income...........................   --         --    11,269         --      11,269
   Exercise of stock options--shares
     issued.............................    1        488        --         --         489
   Tax benefits of stock options........   --        150        --         --         150
                                          ---    -------   -------      -----     -------
Balances at December 31, 1999...........   84     19,452    33,829         --      53,365
   Net income...........................   --         --     8,658         --       8,658
   Exercise of stock options--shares
     issued.............................    1        186        --         --         187
                                          ---    -------   -------      -----     -------
Balances at December 31, 2000...........   85     19,638    42,487         --      62,210
   Components of comprehensive income:
   Net earnings.........................   --         --    10,071         --      10,071
   Unrealized loss on hedge, net of tax
     of $339............................   --         --        --       (508)       (508)
                                          ---    -------   -------      -----     -------
   Total comprehensive income...........   --         --        --         --       9,563
                                          ---    -------   -------      -----     -------
   Exercise of stock options--shares
     issued.............................    1        823        --         --         824
                                          ---    -------   -------      -----     -------
Balances at December 31, 2001...........  $86    $20,461   $52,558      $(508)    $72,597
                                          ===    =======   =======      =====     =======


                            See accompanying notes.

                     P.A.M. TRANSPORTATION SERVICES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (thousands)

                                                                          Year ended December 31,
                                                                      -------------------------------
                                                                        2001       2000       1999
                                                                      ---------  ---------  ---------
Operating activities
Net income........................................................... $  10,071  $   8,658  $  11,269
Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization.....................................    20,300     18,806     18,392
   Non-competition agreement amortization............................       131        131        427
   Provision for deferred income taxes...............................     5,420      4,638      5,429
   (Gain) loss on sale or disposal of equipment......................       886        285       (301)
   Changes in operating assets and liabilities, net of acquisition:
       Accounts receivable...........................................    (1,556)      (242)     2,322
       Prepaid expenses and other assets.............................      (763)       592        563
       Income taxes refundable.......................................       235       (516)       (75)
       Trade accounts payable........................................    (3,927)      (295)       920
       Accrued expenses..............................................       648        400        609
                                                                      ---------  ---------  ---------
Net cash provided by operating activities............................    31,445     32,457     39,555
                                                                      ---------  ---------  ---------
Investing activities
Purchases of property and equipment..................................   (47,515)   (30,732)   (51,480)
Proceeds from sale or disposal of equipment..........................    10,536     12,842     12,668
Lease payments received on direct financing leases...................       232        231        670
Acquisition of business, net of cash acquired........................        --         --     (9,642)
                                                                      ---------  ---------  ---------
Net cash used in investing activities................................   (36,747)   (17,659)   (47,784)
                                                                      ---------  ---------  ---------
Financing activities
Borrowings under line of credit......................................   278,147    196,472    199,508
Repayments under line of credit......................................  (258,197)  (191,295)  (195,559)
Borrowings of long-term debt.........................................     7,943      4,384     24,179
Repayments of long-term debt.........................................   (23,004)   (27,158)   (22,589)
Other................................................................       824       (273)       284
                                                                      ---------  ---------  ---------
Net cash provided by (used in) financing activities..................     5,713    (17,870)     5,823
                                                                      ---------  ---------  ---------
Net increase (decrease) in cash and cash equivalents.................       411     (3,072)    (2,406)
Cash and cash equivalents at beginning of year.......................       485      3,557      5,963
                                                                      ---------  ---------  ---------
Cash and cash equivalents at end of year............................. $     896  $     485  $   3,557
                                                                      =========  =========  =========

                            See accompanying notes.

                     P.A.M. TRANSPORTATION SERVICES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ACCOUNTING POLICIES

Description of Business and Consolidation

   P.A.M. Transportation Services, Inc. (the Company), through its subsidiaries, operates as a truckload motor carrier.

   The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: P.A.M. Transport, Inc., P.A.M. Dedicated Services, Inc., Choctaw Express, Inc., Allen Freight Services, Inc., T.T.X., Inc., and Decker Transport Co., Inc. All significant intercompany accounts and transactions have been eliminated.

   Majority ownership of the Company is held by an affiliate of another transportation company.

Cash and Cash Equivalents

   The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

   Accounts receivable is presented net of an allowance for doubtful accounts of $1,514,000 and $656,000 at December 31, 2001 and 2000, respectively. The Company recorded bad debt expense of approximately $897,000, $29,000 and $29,000 for the years ending December 31, 2001, 2000 and 1999, respectively.

Tire Purchases

   Tires purchased with revenue equipment are capitalized as a cost of the related equipment. Replacement tires are included in other current assets and are amortized over a 24-month period. Amounts paid for the recapping of tires are expensed when incurred.

Excess of Cost Over Net Assets Acquired

   The excess of cost over net assets acquired, or goodwill, is being amortized on a straight-line basis over 25 years. The carrying value of goodwill will be reviewed if the facts and circumstances suggest that it may be impaired. No reduction of goodwill was required in 2001, 2000, or 1999. See "Recent Accounting Pronouncements".

Claims Liabilities

   With respect to cargo loss, physical damage and auto liability, the Company maintains insurance coverage to protect it from certain business risks. These policies are with various carriers and have deductibles of $2,500 per occurrence. During 1998 the Company changed from being self-insured for workers' compensation coverage in Arkansas, Oklahoma, Mississippi and Florida with excess coverage maintained for claims exceeding $250,000, to being fully-insured for workers' compensation coverage in those states. The Company continues to be self-insured for workers' compensation coverage in Ohio with excess coverage maintained for claims exceeding $350,000. The Company has reserved for estimated losses to pay such claims as incurred as well as claims incurred but not reported. The Company has not experienced any adverse trends involving differences in

                     P.A.M. TRANSPORTATION SERVICES, INC.

claims experienced versus claims estimates for workers' compensation reserves. Letters of credit in the amounts of $100,000, $200,000, $250,000, and $100,000 are held by a bank as security for workers' compensation claims in Arkansas, Oklahoma, Mississippi, and Florida, respectively, and letters of credit aggregating $569,500 are held by a bank for auto liability claims.

Revenue Recognition Policy

   The Company recognizes revenue based upon relative transit time in each reporting period.

Repairs and Maintenance

   Repairs and maintenance costs are expensed as incurred.

Property and Equipment

   Property and equipment is recorded at cost. For financial reporting purposes, the cost of such property is depreciated principally by the straight-line method. For tax reporting purposes, accelerated depreciation or applicable cost recovery methods are used. Gains and losses are reflected in the year of disposal. The following is a table reflecting estimated ranges of asset lives by major class of depreciable assets:

                                                 Estimated
                    Asset Class                  Asset Life
                    -----------                  ----------
                    Revenue Equipment........... 3-7 years
                    Service Vehicles............ 3-5 years
                    Office Furniture & Equipment 3-7 years
                    Structures & Improvements... 5-30 years

Income Taxes

   The Company applies the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109). SFAS No. 109 requires recognition of deferred tax liabilities and assets for expected future consequences of events that have been included in a company's financial statements or tax return. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statements and the tax basis of assets and liabilities using enacted tax rates.

Business Segment and Concentrations of Credit Risk

   The Company operates in one business segment, motor carrier operations. The Company provides transportation services to customers throughout the United States and portions of Canada and Mexico. The Company performs ongoing credit evaluations and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management's expectations.

   In 2001, 2000 and 1999, one customer accounted for 40%, 33% and 30% of revenues, respectively. A second customer accounted for 8%, 10% and 9% of revenues in 2001, 2000 and 1999, respectively. The Company's largest customer is an automobile manufacturer. The Company also provides transportation services to other manufacturers who are suppliers for automobile manufacturers including the Company's largest customer. As a result, concentration of the Company's business within the automobile industry is greater than the concentration in a single customer. Of the Company's revenues for 2001, 2000 and 1999, 55%, 50% and 46%, respectively, were derived from transportation services provided to the automobile manufacturing industry.

                     P.A.M. TRANSPORTATION SERVICES, INC.

Compensation to Employees

   Stock based compensation to employees is accounted for based on the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, (SFAS No. 133), which was amended by Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities--an Amendment of FASB Statement No. 133 (SFAS No. 138). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Companies must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 138 amends the accounting and reporting standards for certain derivative instruments and certain hedging activities, including the normal purchases and normal sales exception.

   SFAS No. 133 is effective for fiscal years beginning after June 15, 2000 and must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997 (and, at the company's election, before January 1, 1998).

   On January 1, 2001, the Company adopted SFAS No. 133. The Company had no transition adjustment as a result of adopting SFAS No. 133 on January 1, 2001 as the Company's only derivative instruments were entered into after January 1, 2001. (Note 10)

   In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS No. 141), and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, (SFAS No. 142) and announced the approval for issuance of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143).

   SFAS No. 141 requires all business combinations completed after June 30, 2001, to be accounted for under the purchase method. This standard also establishes for all business combinations made after June 30, 2001, specific criteria for the recognition of intangible assets separately from goodwill. SFAS No. 141 also requires that the excess of the fair value of acquired assets over cost (negative goodwill) be recognized immediately as an extraordinary gain, rather than deferred and amortized. The Company will account for all future business combinations under SFAS No. 141.

   SFAS No. 142 addresses the accounting for goodwill and other intangible assets after an acquisition. Goodwill and other intangibles that have indefinite lives will no longer be amortized, but will be subject to annual impairment tests. All other intangible assets will continue to be amortized over their estimated useful lives. The Company adopted this statement on January 1, 2002. At that time, amortization of existing goodwill ceased on the unamortized portion of goodwill associated with acquisitions. This will have a favorable annual impact of approximately $243,000, net of tax. SFAS No. 142 also requires a new methodology for the testing of impairment of goodwill and other intangibles that have indefinite lives. During 2002, the Company will begin testing goodwill for impairment under the new rules, applying a fair-value-based test. At this time, the Company

                     P.A.M. TRANSPORTATION SERVICES, INC.

has not yet determined what impact, if any, the change in the required approach to impairment testing will have on either its financial position or results of operations.

   SFAS No. 143 provides accounting requirements for retirement obligations associated with tangible long-lived assets, including: (i) the timing of liability recognition; (ii) initial measurement of the liability;
(iii) allocation of asset retirement cost to expense; (iv) subsequent measurement of the liability; and (v) financial statement disclosures. SFAS No. 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. This standard becomes effective for fiscal years beginning after June 15, 2002. The Company will adopt the Statement effective January 1, 2003. At this time, the Company has not yet determined what impact, if any, the adoption of this Statement will have on either its financial position or results of operations.

   In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for impairment or disposal of long-lived assets. This Statement supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. This Statement also amends ARB No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. At present, the Company is currently assessing but has not yet determined the complete impact, if any, that the adoption of SFAS No. 144 will have on its financial position and results of operations.

Reclassifications

   Certain reclassifications have been made to prior years' consolidated financial statements to conform to the current year presentation. These reclassifications had no impact on net income.

Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  ACCRUED EXPENSES

                                                        December 31,
                                                        -------------
                                                         2001   2000
                                                        ------ ------
                                                         (thousands)
          Payroll...................................... $1,607 $1,266
          Accrued vacation.............................    911    784
          Taxes........................................  1,575  1,654
          Interest.....................................    159    195
          Driver escrows...............................    803    818
          Insurance....................................  1,852  1,652
          Current portion of non-competition agreements     --    131
          Self-insurance claims reserves...............  1,815  1,574
                                                        ------ ------
                                                        $8,722 $8,074
                                                        ====== ======

                     P.A.M. TRANSPORTATION SERVICES, INC.

3.  LONG-TERM DEBT

   Long-term debt consists of the following:

                                                                                 December 31,
                                                                                ---------------
                                                                                 2001    2000
                                                                                ------- -------
                                                                                  (thousands)
Equipment financings (1)....................................................... $32,883 $47,496
Line of credit with a bank, due May 31, 2003 and collateralized by accounts
  receivable (2)...............................................................   9,076   4,127
Line of credit with a bank, due November 30, 2003 and collateralized by revenue
  equipment (3)................................................................  20,000   5,000
Note payable (4)...............................................................   1,810   2,602
Other (5)......................................................................     946     601
                                                                                ------- -------
                                                                                 64,715  59,826
Less current maturities........................................................  17,692  17,753
                                                                                ------- -------
                                                                                $47,023 $42,073
                                                                                ======= =======

--------
(1) Equipment financings consist of installment obligations for revenue and service equipment purchases, payable in various monthly installments through 2005, at a weighted average interest rate of 6.32% and collateralized by equipment with a net book value of approximately $41.9 million at December 31, 2001.
(2) The line of credit agreement with a bank provides for maximum borrowings of $20.0 million and contains certain restrictive covenants that must be maintained by the Company on a consolidated basis. Borrowings on the line of credit are at an interest rate of LIBOR as of the first day of the month plus 1.40%. The Company was in compliance with all provisions of the agreement at December 31, 2001.
(3) The line of credit agreement with a bank provides for maximum borrowings of $20.0 million and contains certain restrictive covenants that must be maintained by the Company on a consolidated basis. Borrowings on the line of credit are at an interest rate of LIBOR as of the last day of the previous month plus 1.15%. The Company was in compliance with all provisions of the agreement at December 31, 2001.
(4) 6.0% note to the former owner of Decker Transport Company, Inc., payable in monthly installments of $77,216 through January 2004 and secured by a letter of credit from a bank in the amount of $1,300,000.
(5) Various notes with interest rates ranging from 6.0% to 8.0% payable in monthly installments through December 2005.

   Scheduled annual maturities on long-term debt outstanding at December 31, 2001 are:

                                     (thousands)
                                2002   $17,692
                                2003    40,379
                                2004     4,140
                                2005     2,504
                                2006        --
                                       -------
                                       $64,715
                                       =======

   Interest payments of approximately $4.5 million, $5.1 million, and $5.5 million were made during 2001, 2000 and 1999, respectively.

                     P.A.M. TRANSPORTATION SERVICES, INC.

4.  INCOME TAXES

   Under SFAS No. 109, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts for income tax purposes.

   Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                       December 31,
                                                      ---------------
                                                       2001    2000
                                                      ------- -------
                                                        (thousands)
           Deferred tax liabilities:
              Property and equipment................. $32,863 $29,301
              Prepaid expenses.......................   1,975   1,722
                                                      ------- -------
                  Total deferred tax liabilities.....  34,838  31,023
           Deferred tax assets:
              Alternative minimum tax credit.........   3,345   4,785
              Investment credit carryovers...........      --     355
              Allowance for doubtful accounts........     575     249
              Vacation reserves......................     346     297
              Self-insurance reserves................   1,396   1,225
              Non-competition agreement..............     505     515
              Other..................................     461     200
                                                      ------- -------
                  Total deferred tax assets..........   6,628   7,626
                                                      ------- -------
           Net deferred tax liabilities.............. $28,210 $23,397
                                                      ======= =======

   The reconciliation between the effective income tax rate and the statutory Federal income tax rate is presented in the following table:

                                                    Year ended December 31,
                                                    ----------------------
                                                     2001    2000    1999
                                                    ------  ------  ------
                                                          (thousands)
    Income tax at the statutory Federal rate of 34% $5,709  $4,879  $6,394
    Nondeductible expenses.........................    338     311     330
    State income taxes.............................    (98)   (195)    (82)
    Other..........................................   (130)   (336)   (255)
                                                    ------  ------  ------
    Federal income taxes...........................  5,819   4,659   6,387
    State income taxes.............................    902   1,035   1,149
                                                    ------  ------  ------
    Total income taxes............................. $6,721  $5,694  $7,536
                                                    ======  ======  ======
    Effective tax rate.............................   40.0%   39.7%   40.1%
                                                    ======  ======  ======

                     P.A.M. TRANSPORTATION SERVICES, INC.

   The current income tax provision consists of the following:

                                2001     2000     1999
                               ------   ------   ------
                                   (thousands)
                       Federal $  951   $  656   $1,866
                       State..    350      400      241
                               ------   ------   ------
                               $1,301   $1,056   $2,107
                               ======   ======   ======

   The Company has alternative minimum tax credits of approximately $3.3 million at December 31, 2001, which carryover indefinitely.

   Income taxes paid totaled approximately $1,100,000, $1,100,000 and $2,200,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

5.  SHAREHOLDERS' EQUITY

   The Company maintains an incentive stock option plan and a nonqualified stock option plan for the issuance of options to directors, officers, key employees and others. The option price under these plans is the fair market value of the stock at the date the options were granted, ranging from $6.00 to $10.63 as of December 31, 2001. At December 31, 2001, approximately 625,000 shares were available for granting future options.

   Outstanding incentive stock options at December 31, 2001, must be exercised within six years from the date of grant and vest in increments of 20% each year. Outstanding nonqualified stock options at December 31, 2001 must be exercised within five to six years and certain nonqualified options may not be exercised within one year of the date of grant.

   Transactions in stock options under these plans are summarized as follows:

                                                   Shares
                                                Under Option Price Range
                                                ------------ ------------
       Outstanding at December 31, 1998........    326,050   $2.38-$10.63
          Granted..............................     55,000   $8.63-$10.25
          Exercised............................   (115,000)  $2.38-$6.00
          Canceled.............................     (1,050)  $2.38
                                                  --------   ------------
       Outstanding at December 31, 1999........    265,000   $5.75-$10.63
          Granted..............................     10,000   $9.13
          Exercised............................    (29,700)  $5.75-$6.75
          Canceled.............................     (5,000)  $7.38-$9.13
                                                  --------   ------------
       Outstanding at December 31, 2000........    240,300   $5.75-$10.63
          Granted..............................      8,000   $8.25
          Exercised............................   (142,300)  $5.75-$7.38
          Canceled.............................     (1,000)  $7.38
                                                  --------   ------------
       Outstanding at December 31, 2001........    105,000   $6.00-$10.63
                                                  ========   ============
       Options exercisable at December 31, 2001     81,000
                                                  ========

                     P.A.M. TRANSPORTATION SERVICES, INC.

   The following is a summary of stock options outstanding as of December 31, 2001:

                                        Weighted
                                Option   Average
                     Options   Exercise Remaining   Options
                   Outstanding  Price     Years   Exercisable
                   ----------- -------- --------- -----------
                      2,000     $ 6.50      .4       2,000
                      1,000     $ 6.00     1.2       1,000
                      3,000     $10.63     2.2       3,000
                     30,000     $ 9.25     2.5      24,000
                      8,000     $ 8.63     3.2       8,000
                     45,000     $10.25     3.6      27,000
                      8,000     $ 9.13     4.2       8,000
                      8,000     $ 8.25     5.2       8,000
                     -------                        ------
                    105,000                         81,000
                     =======                        ======

   The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"). Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                              2001    2000   1999
             -                               ------- ------ -------
                                                  (thousands)
             Net income:
                As reported................. $10,071 $8,658 $11,269
                Pro forma................... $10,023 $8,542 $11,076
             Earnings per share as reported:
                Basic....................... $  1.18 $ 1.02 $  1.34
                Diluted..................... $  1.18 $ 1.02 $  1.33
             Pro forma earnings per share:
                Basic....................... $  1.18 $ 1.01 $  1.32
                Diluted..................... $  1.18 $ 1.00 $  1.31

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used during the periods above: dividend yield of 0%; expected volatility range of 31.63% to 76.64%; risk-free interest rate range of 4.74% to 7.02%; and expected lives of five years.

                     P.A.M. TRANSPORTATION SERVICES, INC.

6.  EARNINGS PER SHARE

   The Company applies Statement of Financial Accounting Standards No. 128, Earnings Per Share, for computing and presenting earnings per share. Basic earnings per common share were computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per common share were calculated as follows:

                                            For the Year Ended
                                            December 31, 2001
                                         ------------------------
                                                        Per Share
                                         Income  Shares  Amount
                                         ------- ------ ---------
                                            (thousands, except
                                             per share data)
              Basic earnings per share
                 Net income............. $10,071 8,522    $1.18
                 Options issued.........            28
              Diluted earnings per share
                 Net income............. $10,071 8,550    $1.18

                                            For the Year Ended
                                             December 31, 2000
                                          -----------------------
                                                        Per Share
                                          Income Shares  Amount
                                          ------ ------ ---------
                                            (thousands, except
                                              per share data)
               Basic earnings per share
                  Net income............. $8,658 8,455    $1.02
                  Options issued.........           63
               Diluted earnings per share
                  Net income............. $8,658 8,518    $1.02

                                            For the Year Ended
                                            December 31, 1999
                                         ------------------------
                                                        Per Share
                                         Income  Shares  Amount
                                         ------- ------ ---------
                                            (thousands, except
                                             per share data)
              Basic earnings per share
                 Net income............. $11,269 8,393    $1.34
                 Options issued.........            95
              Diluted earnings per share
                 Net income............. $11,269 8,488    $1.33

7.  PROFIT SHARING PLAN

   P.A.M. Transport, Inc. sponsors a profit sharing plan for the benefit of all eligible employees. The plan qualifies under Section 401(k) of the Internal Revenue Code thereby allowing eligible employees to make tax deductible contributions to the plan. The plan provides for employer matching contributions of 50% of each participant's voluntary contribution up to 3% of the participant's compensation. Total employer matching contributions to the plan totaled approximately $225,000, $255,000 and $200,000 in 2001, 2000 and
1999, respectively.

                     P.A.M. TRANSPORTATION SERVICES, INC.

8.  COMMITMENTS AND CONTINGENCIES

   The Company is not a party to any pending legal proceedings which management believes to be material to the financial position or results of operations of the Company. The Company maintains liability insurance against risks arising out of the normal course of its business.

9.  FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

   Cash and cash equivalents--The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value.

   Long-term debt--The fair values of the Company's long-term debt are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

   Lines of credit--The carrying amount for the line of credit approximates fair value.

   Interest hedges--The fair value of all hedging financial instruments is the amount at which they could be settled, based on estimates determined by dealers.

   The carrying amounts and fair values of the Company's financial instruments at December 31 are as follows (in thousands):

                                          2001             2000
                                    ---------------- ----------------
                                    Carrying  Fair   Carrying  Fair
                                     Amount   Value   Amount   Value
                                    -------- ------- -------- -------
          Cash and cash equivalents $   896  $   896 $   485  $   485
          Long-term debt...........  35,639   35,583  50,699   50,305
          Lines of credit..........  29,076   29,076   9,127    9,127
          Interest hedges..........     847      847      --       --

10.  DERIVATIVES AND HEDGING ACTIVITIES

   Effective February 28, 2001, the Company entered into an interest rate swap agreement on a notional amount of $15,000,000. The pay fixed rate under the swap is 5.08%, while the receive floating rate is "1-month" LIBOR. This interest rate swap agreement terminates on March 2, 2006. Effective May 31, 2001 the Company entered into an interest rate swap agreement on a notional amount of $5,000,000. The pay fixed rate under the swap is 4.83%, while the receive floating rate is "1-month" LIBOR. This interest rate swap agreement terminates on June 2, 2006.

   The Company designates both of these interest rate swaps as cash flow hedges of its exposure to variability in future cash flows resulting from interest payments indexed to "1-month" LIBOR. Changes in future cash flows

                     P.A.M. TRANSPORTATION SERVICES, INC.

from the interest rate swaps will offset changes in interest rate payments on the first $20,000,000 of the Company's current revolving credit facility or future "1-month" LIBOR based borrowings that reset on the second London Business Day prior to the start of the next interest period. The hedge locks the interest rate at 5.08% or 4.83% plus the pricing spread (currently 1.15%) for the notional amounts of $15,000,000 and $5,000,000, respectively.

   These interest rate swap agreements meet the specific hedge accounting criteria. The measurement of hedge effectiveness is based upon a comparison of the floating-rate leg of the swap and the hedged floating-rate cash flows on the underlying liability. The effective portion of the cumulative gain or loss has been reported as a component of accumulated other comprehensive loss in shareholders' equity and will be reclassified into current earnings by June 2, 2006, the latest termination date for all current swap agreements. At December 31, 2001, the net after tax deferred hedging loss in accumulated other comprehensive loss was approximately $508,000. There was no ineffectiveness recorded during 2001. At December 31, 2001, approximately $150,000 of the amount in accumulated other comprehensive loss is expected to be reclassified into earnings during 2002.

11.  SUBSEQUENT EVENTS

   On January 18, 2002, the Company signed a non-binding letter of intent to acquire for cash certain assets of a transportation brokerage company. The transaction is subject to completion of a due diligence investigation, negotiation and execution of a definite agreement and receipt of certain regulatory approvals.

   On February 20, 2002, the Company filed a registration statement on Form S-2 under the Securities Act of 1933, to register 3,475,000 shares of the Company's common stock to be sold in a secondary offering.

12.  QUARTERLY RESULTS OF OPERATIONS (Unaudited)

   The tables below present quarterly financial information for 2001 and 2000:

                                                       2001
                                                Three Months Ended
                                     -----------------------------------------
                                     March 31 June 30 September 30 December 31
                                     -------- ------- ------------ -----------
                                        (thousands, except per share data)
  Operating revenues................ $58,406  $57,462   $53,662      $56,264
  Operating expenses................  52,861   51,502    49,192       50,970
                                     -------  -------   -------      -------
  Operating income..................   5,545    5,960     4,470        5,294
  Other expenses--net...............   1,147    1,159     1,148        1,023
  Income taxes......................   1,759    1,916     1,320        1,726
                                     -------  -------   -------      -------
  Net income........................ $ 2,639  $ 2,885   $ 2,002      $ 2,545
                                     =======  =======   =======      =======
  Net income per common share:
     Basic.......................... $   .31  $   .34   $   .23      $   .30
                                     =======  =======   =======      =======
     Diluted........................ $   .31  $   .34   $   .23      $   .30
                                     =======  =======   =======      =======
  Average common shares outstanding:
     Basic..........................   8,474    8,484     8,525        8,607
                                     =======  =======   =======      =======
     Diluted........................   8,519    8,526     8,537        8,617
                                     =======  =======   =======      =======

                     P.A.M. TRANSPORTATION SERVICES, INC.

                                                       2000
                                                Three Months Ended
                                     -----------------------------------------
                                     March 31 June 30 September 30 December 31
                                     -------- ------- ------------ -----------
                                        (thousands, except per share data)
  Operating revenues................ $54,147  $53,034   $47,100      $50,964
  Operating expenses................  49,253   46,965    43,749       45,878
                                     -------  -------   -------      -------
  Operating income..................   4,894    6,069     3,351        5,086
  Other expenses--net...............   1,354    1,368     1,184        1,142
  Income taxes......................   1,412    1,881       823        1,578
                                     -------  -------   -------      -------
  Net income........................ $ 2,128  $ 2,820   $ 1,344      $ 2,366
                                     =======  =======   =======      =======
  Net income per common share:
     Basic.......................... $   .25  $   .33   $   .16      $   .28
                                     =======  =======   =======      =======
     Diluted........................ $   .25  $   .33   $   .16      $   .28
                                     =======  =======   =======      =======
  Average common shares outstanding:
     Basic..........................   8,440    8,444     8,465        8,470
                                     =======  =======   =======      =======
     Diluted........................   8,515    8,515     8,525        8,520
                                     =======  =======   =======      =======

                                 [LOGO] P.A.M.
                         TRANSPORTATION SERVICES, INC.

                               -----------------

                                  PROSPECTUS

                               -----------------



                                 Stephens Inc.


                             BB&T Capital Markets


                           A.G. Edwards & Sons, Inc.



                                         , 2002

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale and distribution of the securities being registered. All amounts except the SEC registration fee and the NASD filing fee are estimated.


                     SEC Registration Fee........ $  6,101
                     NASD Filing Fee............. $  7,132
                     Accounting Fees and Expenses $ 40,000
                     Legal Fees and Expenses..... $150,000
                     Printing Expenses........... $ 60,000
                     Miscellaneous............... $ 21,767
                                                  --------
                          Total.................. $285,000
                                                  ========


Item 15.   Indemnification of Directors and Officers

   Under Section 145 of the Delaware General Corporation Law (the "Delaware Law"), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses (including attorneys' fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The Delaware Law provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in (or not opposed to) the best interest of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the Delaware Law does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

   P.A.M.'s Bylaws provide for indemnification of P.A.M.'s directors and officers to the full extent permitted by the Delaware Law. In addition, P.A.M.'s Certificate of Incorporation eliminates the monetary liability of directors to the fullest extent permitted by the Delaware Law. P.A.M. has purchased directors' and officers' liability insurance covering certain liabilities that may be incurred by its directors and officers in connection with the performance of their duties.

Item 16.  Exhibits

   The Exhibit Index filed herewith and appearing immediately before the exhibits hereto is incorporated by reference in response to this Item.

Item 17.  Undertakings

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement related to securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this pre-effective Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Tontitown, State of Arkansas, on March 1, 2002.


                                          P.A.M. TRANSPORTATION SERVICES, INC.

                                                  /s/  ROBERT W. WEAVER
                                          By: _______________________________
                                                    Robert W. Weaver
                                          President and Chief Executive Officer
                                              (principal executive officer)

                                                  /s/  LARRY J. GODDARD
                                          By: _______________________________
                                                    Larry J. Goddard
                                             Vice President--Finance, Chief
                                                   Financial Officer,
                                                 Secretary and Treasurer
                                           (principal financial and accounting
                                                        officer)




   Pursuant to the requirements of the Securities Exchange Act of 1934, this Registration Statement has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated:

          Signature                       Title                 Date
          ---------                       -----                 ----

    /s/  Robert W. Weaver     President, Chief Executive    March 1, 2002
-----------------------------   Officer and Director
      Robert W. Weaver

    /s/  Larry J. Goddard     Vice President--Finance,      March 1, 2002
-----------------------------   Chief Financial Officer,
      Larry J. Goddard          Secretary and Treasurer

              *               Director                      March 1, 2002
-----------------------------
      Danel C. Sullivan

              *               Director                      March 1, 2002
-----------------------------
      Matthew T. Moroun

              *               Director                      March 1, 2002
-----------------------------
     Charles F. Wilkins

              *               Director                      March 1, 2002
-----------------------------
   Frederick P. Calderone



*By:   /s/  LARRY J. GODDARD
     -------------------------
         Larry J. Goddard
         Attorney-in-Fact

                                 EXHIBIT INDEX

   The following exhibits are filed with or incorporated by reference into this report. The exhibits denominated by an asterisk (*) were previously filed as a part of, and are hereby incorporated by reference from either:

      (i) the Form S-1 Registration Statement under the Securities Act of 1933, as filed with the Securities and Exchange Commission on July 30, 1986, Registration No. 33-7618, as amended on August 8, 1986, September 3, 1986 and September 10, 1986 ("S-1");

      (ii) the Annual Report on Form 10-K for the year ended December 31, 1987 ("1987 10-K");

      (iii) the Annual Report on Form 10-K for the year ended December 31, 1992 ("1992 10-K");


      (iv) the Annual Report on Form 10-K for the year ended December 31, 1996 ("1996 10-K");



      (v) the Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 ("6/30/98 10-Q"); or



      (vi) the Annual Report on Form 10-K for the year ended December 31, 2001 ("2001 10-K").



Exhibit #                                     Description of Exhibit
--------- ----------------------------------------------------------------------------------------------

       1  Form of Underwriting Agreement

    *4.1  Specimen Stock Certificate (Exh. 4.1, S-1)

    *4.2  Amended and Restated Certificate of Incorporation of the Registrant (Exh. 3.1, S-1)

  *4.2.1  Amendment to Certificate of Incorporation dated June 24, 1987 (Exh. 3.1.1, 1987 10-K)

    *4.3  Amended and Restated By-Laws of the Registrant (Exh. 3.2, S-1)

  *4.3.1  Amendment to Article I, Section 3 of Bylaws of Registrant (Exh. 3.2.1, S-1)

  *4.3.2  Amendments to Bylaws of Registrant adopted May 7, 1987 (Exh. 3.2.2, 1987 10-K)

  *4.3.3  Amendments to Bylaws of Registrant adopted January 4, 1993 (Exh. 3.2.3, 1992 10-K)

     5.1  Opinion of Smith, Gambrell & Russell, LLP regarding legality of securities being registered

   *10.1  Employment Agreement between the Registrant and Robert W. Weaver dated July 1, 1998 (Exh.
          10.1, 6/30/98 10-Q)

 *10.1.1  Employment Agreement between the Registrant and Robert W. Weaver, effective July 1, 2002 (Exh.
          10.1.1, 2001 10-K)

   *10.2  Employment Agreement between the Registrant and W. Clif Lawson, dated January 1, 2002 (Exh.
          10.2, 2001 10-K)

   *10.3  Employment Agreement between the Registrant and Larry J. Goddard, dated January 1, 2002 (Exh.
          10.3, 2001 10-K)

   *10.4  1995 Stock Option Plan, effective June 29, 1995 (Exh. 10.6, 1996 10-K)

   *10.5  Interest rate swap agreement, dated March 1, 2001 (Exh. 10.5, 2001 10-K)

   *10.6  Interest rate swap agreement, dated June 1, 2001 (Exh. 10.6, 2001 10-K)

    23.1  Consent of Arthur Andersen LLP

    23.2  Consent of Smith, Gambrell & Russell, LLP (contained in their opinion at Exhibit 5.1)

    24.1  Powers of Attorney (previously filed)